SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT – 2003

1. To the Shareholders

We hereby submit for your appreciation the Management Report and Financial Statements of Unibanco - União de Bancos Brasileiros S.A and its subsidiaries for the year ended December 31, 2003, that describes our main activities and the results achieved during this period. The document also provides performance comparisons for each core business and comments on the main projects and initiatives that have ensured Unibanco’s balanced and sustained growth.

2. Macroeconomics and the Financial System

The main highlights for 2003 were the continuity of the monetary policy and the beginning of the recovery of industrial production. Inflation ceased to be a concern during the period. The country’s foreign exchange accounts, driven by the strong trade balance, contributed to a greater liquidity in the foreign exchange market.

The year’s exports led to increasing monthly trade balance surpluses. The trade balance posted a positive US$24.8 billion result, 88% above the previous year.

The combination of an external adjustment, a credible fiscal and monetary policies and high liquidity in the global capital markets, contributed to a considerable reduction in Brazil’s sovereign risk. By the end of 2003, the Embi-Brazil had dropped sharply, reaching 463 points vs. 1,439 points in 2002. Despite federal government’s strong interventions, attempting to reduce the liquidity of the foreign exchange market, external liquidity contributed to the appreciation of the Real by 22.3% in 2003.

The good performance of government accounts allowed a modest increase in the debt/GDP ratio during the course of the year, ending December at 58.1%. The portion of federal debt pegged to foreign currencies (including swaps) dropped from 33.5% at the end of 2002 to 20.5% of GDP at December 2003.

2003 inflation measured by the IPCA (consumer price index) was 9.3%, far lower than the 12.5% posted for the previous year.

The Central Bank continued its policy of gradual reduction in nominal interest rates (Selic). The Monetary Policy Council (Copom) cut 10% from the Selic rate over the course of the six meetings that took place after June 2003. As a consequence, the expected real interest rate dropped, given the interest rates term structure and expected inflation.

The monetary policy is beginning to provide early indications that economic growth has been resumed. This view is based on recent increases in industrial production that has expanded, from July to November, 7.7% on a quarterly moving average, taking out seasonal effects.

Finally, regarding the expansion of credit operations with free funds, 2003 performance was modest. The stock of such operations showed nominal growth of only 6.0% up to December.

3. Comments on Performance

2003 operating income amounted to R$1,906 million, reflecting a 76% growth compared to 2002. The main drivers of this growth were the increase in profit from financial intermediation before provisions expenses and a reduction in provision for loan losses of 20.8%.

Net income for 2003 amounts to R$1,052 million, representing a R$42 million increase Y-o-Y. The 22.3% Real appreciation in 2003, resulted in a foreign exchange rate fluctuation on investments abroad, which is a non-deductible expense. As a consequence, the income tax and social contribution expenses increased significantly in 2003.

Stockholder’s equity amounts to R$7,156 million on December 31, 2003, up 9.1% Y-o-Y. 2003 earnings per 1,000 shares was R$7.65.

In January 2004, Unibanco paid out R$230 million in interest on capital stock, which added to R$196 million already paid in advance in July 2003, totaled R$426 million gross of taxes (R$362 million net of taxes) for 2003, 6.5% higher than the previous year.

2003 profit from financial intermediation before provisions for loan losses was R$7,139 million, a 58.3% growth Y-o-Y, positively affected by the restructuring of the foreign exchange hedge.

Total fees for 2003 amounted to R$2,838 million, up 8.5% over 2002. The 15.4% increase in banking fees and other fees and commissions and the 28.2% increase in asset management fees were the highlights for the year. The 15.4% growth was due to an increase in Unibanco’s client base with a higher activation rate, a higher number of products per client, and fees from M&A transactions coordinated by Unibanco. The growth of 28.2% in assets under management led to a gain in fees.

2003 total personnel and administrative expenses amounted to R$4,578 million, an 8.2% growth over the previous year, below the inflation rate for the period.

4. Assets and Liabilities

Unibanco’s consolidated total assets amount to R$69,632 million on December 31, 2003. During the last twelve months, Unibanco posted a 7.6% drop in its assets. On December 31, 2002, but not on December 31, 2003, Unibanco acted as a dealer upon request of the Central Bank, causing an impact of R$8.0 billion on the interbank investments account. The reduction in the securities portfolio and derivative financial instruments was mainly due to foreign exchange fluctuation and the maturity of some securities.

Total Assets, by type

2003 securities portfolio amounted to R$15,070 million, of which 39% were classified as trading securities, 23% as available for sale, and 38% as held to maturity.

Consolidated loan portfolio for 2003 totaled R$27,917 million. As of the same period, the balance for the consolidated allowance for loan losses totaled R$1,549 million, representing 5.5% of the portfolio. Of this total, R$223 million were based on more conservative percentages than those required by the Regulatory Authority.

The balance of deposits, investments funds and portfolio managed totaled R$52,302 million in December 2003, an increase of 17.9% Y-o-Y.

Unibanco’s BIS ratio stood at 18.6% on December 31, 2003, well above the minimum of 11% required by Brazilian Central Bank. This figure of 18.6% includes the Tier II subordinate note, in the amount of US$200 million, issued in December 2003, but pending Brazilian Central Bank approval.

5. Retail Bank

In 2003, 702,000 new checking accounts were opened. Checking-account holders, investors in savings accounts, and retirees, reached at the end of year 6.0 million clients under the Unibanco brand. The increase in Unibanco’s client base results from the organic growth program, internally called ContAtiva 2, launched in February 2003.

Considereing the customers of the consumer finance subsidiaries (Fininvest, InvestCred – henceforth referred as PontoCred –and LuizaCred), the total client base of Unibanco Group reached 14.1 million at the end of 2003. The average number of products per checking account holder amounted to 6.0, above the 5.7 figure of December 2002.

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 11,884 points of service at the end of 2003, distributed as follows: 796 branches and 77 in-store branches (inside supermarkets and stores); 406 corporate-site branches; 111 Fininvest stores; 7,965 Fininvest points-of-sale (retailers); 173 LuizaCred stores; 336 PontoCred stores; and 2,020 Banco 24 Horas sites (ATMs).

The Retail Bank loan portfolio grew by 11.6% compared to 2002. The growth was mainly due to an increase in the portfolio of the branches and a growth in the auto financing and consumer portfolios.

The following table shows earnings and returns of the main businesses that are also part of the Retail Bank. These businesses are an integral part of Unibanco’s strategy of offering a wide range of financial services, and covering clients from all income segments through its consumer credit operations.

Business(1)	Equity Stake (%)	Net Income 2003	2003 Annualized Return on Average Equity (%)
Unicard (2)	100.0	130	76.5
Fininvest	99.9	159	49.5
LuizaCred	50.0	16	42.1
PontoCred	50.0	37	28.0
Credicard Group	33.3	584	115.6
Dibens	51.0	23	14.6
Capitalization	100.0	75	71.4
Retail Companies		1,024	71.7

(1) Managerial figures
(2) Credit Card business - former Cartão Unibanco operations included in Unicard - Banco Múltiplo S.A.

The Consumer Companies

Unibanco’s Consumer Companies focus on the credit card and consumer finance segments. They are composed of Unicard, Fininvest, PontoCred (a partnership established with Globex, owner of Ponto Frio stores), LuizaCred (a partnership with Magazine Luiza, a department store chain), as well as, by Tricard (since July 2003), and Creditec (since November 2003, presently in the due-diligence process).

Unicard – Banco Múltiplo S.A.’s credit card business, which derived from Cartão Unibanco operation, generated a result of R$130 million in 2003 (considering Tricard operations since July 2003). The 2003 annualized ROAE was 76.5%. Billings, measured in terms of volume of purchases and withdrawals, reached R$5,428 million in 2003, a 12.5% growth vs. 2002. The average monthly financed volume was R$420 million in the year, 14.8% increase Y-o-Y. In December, the number of cards issued stood at 4.4 million, up 12.8% compared to 2002.

Fininvest’s net equity income was of R$159 million in 2003 with a ROAE of 49.5%. The company, excluding LuizaCred, ended 2003 with R$1,199 million in loans (including corporate and individual loans), a 9.3% growth in the last twelve months. Provision for Loan losses (excluding LuizaCred) reached R$341 million in 2003, a decrease of 30.7% when compared to the previous year. Active customers totaled 4.0 million at the end of the year. In December 2003, Fininvest had 111 stores, besides the 64 Creditec points-of-sale acquired in November.

LuizaCred, a Fininvest subsidiary, equity income for 2003 was R$ 16 million with ROAE of 42.1% for the period. The volume of financed sales amounted to R$542 million in 2003. The company ended December 2003 with 1.1 million active customers and R$319 million in loans.

PontoCred (the new denomination of InvestCred Unibanco) posted net income of R$37 million in 2003. ROAE stood at 28.0% in the year. As of December, the loan portfolio totaled R$717 million and total active customers reached 3.0 million.

The Credicard Group – formed by the companies Credicard, Redecard, and Orbitall contributed with R$196 million to Unibanco’s 2003 results. Revenues for the group were R$38.9 billion in 2003, up 19.5% Y-o-Y. The volume of transactions increased by 32.7% in 2003, reaching 649 million when compared to the previous year.

Dibens ended 2003 with a R$1,459 million loan portfolio, up 15% Y-o-Y. Dibens posted net income of R$23 million in 2003 with a ROAE of 14.6% for the year.

The annuity business of Unibanco Capitalização ended 2003 posting gross sales of R$392 million, up 47.9% Y-o-Y. The managerial result of the annuity business reached R$75 million in 2003, with ROAE of 71.4% in 2003.

Banco1.net ended 4Q03 with R$28 million in loans and R$71 million in total deposits. Earnings before taxes, amortization and depreciation were R$6 million in 2003, due to a reduction in the level of provision for loan losses, growth in fee revenues, and reduction in administrative expenses. Investshop Corretora, a brokerage house wholly owned by Banco1.net, reached R$3.9 billion in trading volume in 2003, a 124% growth when compared to the same period of last year. It is the largest online broker in Latin America with a 14.6% market share of the “home broker” volume traded in the São Paulo Stock Exchange (Bovespa).

BWU Video S.A., Blockbuster Video’s master franchisee in Brazil, ended the year with 114 stores, of which 106 are wholly-owned and 8 are sub-franchisees. The company posted revenues of R$142 million and a net income of R$24 million in 2003. Unibanco Group owns 60% of BWU Video’s total capital.

6. Wholesale Bank

Fixed Income

In the fixed-income market, 2003 was characterized by a positive change in the perception of Brazil’s country-risk by both domestic and foreign economic agents. The market became more receptive to sovereign and corporate debt issues. Unibanco’s trading of sovereign and corporate debt issued abroad totaled US$17.4 billion in 2003, up 115% (in volume) vs. 2002. Electronic real time trading of Brazilian securities, a pioneering initiative among Brazilian Banks, accounted for 21% and 55% of the total volume traded and transactions processed, respectively.

The Wholesale Bank coordinated major local and foreign issues for clients and for Unibanco itself. In the foreign markets, in addition to its own US$1.08 billion in issues, Unibanco coordinated the issue of US$ 100 million for Odebrecht Overseas Limited and of US$75 million for Usiminas, and it was the co-leader of a US$250 million issue for Banco Votorantim. In the domestic market, Unibanco coordinated primary issues amounting to R$623 million for several corporations, such as Telesp Celular, CPFL, CP Cimentos, Sanepar, Copasa, and Cosipa.

Equities

During 2003 and especially in the second half of the year, the stock market in Brazil posted a significant price rebound, thereby creating opportunity for share offers. Unibanco maintained a relevant share of this market, having coordinated three out of the six offers that took place during the year in Brazil.

In 2003, the Wholesale Bank coordinated the most important stock offers made in the Brazilian market, such as Companhia Suzano de Papel e Celulose preferred stock offer (December), amounting to R$443 million, as well as the local tranche of Unibanco’s global offer of Units, amounting to R$637 million (September). Unibanco also coordinated the offer of preferred stock of Votorantim Celulose e Papel (December), amounting to R$837 million.

Project Finance

In 2003, 11 financial advice mandates were completed in sanitation, transport, agribusiness, and pulp & paper segments, totaling investments of approximately R$1 billion.

Unibanco signed in October a contract with Companhia do Metropolitano de São Paulo – Metrô (the São Paulo subway company) to execute an Economic and Financial Viability Study for the concession of Line 4 – Yellow, which will link the district of Vila Sônia, in the western part of the city, to the downtown Luz station. Also in urban transportation segment, new financing structures, based on the flow of revenues from transport vouchers, totaling R$42 million, were developed. This amount will finance the modernization of the urban public transport systems of Goiânia (Setransp Project) and of the Rio de Janeiro municipality (SIT-RIO Project).

In March, the US$25 million financing of Project Coral was completed. The International Finance Corporation – IFC provided 5-year funding for this project. Unibanco acted as Financial Advisor to Queiroz Galvão Perfurações S/A and Coplex Petróleo do Brasil Ltda. and as the Lead Manager for the financing structure. The loans funding the project for developing and extracting oil from the Coral oil field, located in the Santos bay will be guaranteed by its flow of receivables, once production is initiated, as well as by other typical project finance guarantees. The project also obtained US$5 million from the German DEG agency.

In electric generation, Unibanco was the Leader Coordinator for the R$34 million, 10 year-term, BNDES funded, syndicated loan that will finance the 35 MW expansion of the co-generation plant in Cia. Açucareira Vale do Rosário. The project has a key environmental sustainability characteristic, given that it produces clean power from sugar cane bagasse.

Loan Portfolio

The loan portfolio in the Wholesale segment reached R$15,519 million balance at the end of 2003, essentially the same amount as the previous year, largely because of the impact of the appreciation of the real on the portion of the loan portfolio pegged to the US dollar.

7. Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net income of R$258 million in 2003 with a ROAE of 18.1% for the year.

Gross revenues in 2003 reached R$3,373 million, 37.1% above the previous year. The corporate segment’s performance and the sale of new products in private pension contributed to this growth above market average.

Unibanco’s insurance and pension plans companies ranked 4th in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8% market share (November/2003 figures).

Technical reserves amounted to R$3.892 million at the end of the year, increasing 39.7% vs. December 2002.

Insurance

Net premiums written totaled R$2,153 million in 2003, a 19.9% growth Y-o-Y. Personnel and administrative expenses (including DPVAT, the compulsory insurance against personal damages caused by automotive vehicles) accounted for 9.8% of the accrued 2003 figure.

The combined ratio, which measures the eficiency of the insurance companies, was 100.4%. The extended combined ratio, which includes financial revenues, reached 83% in 2003.

The insurance companies’ technical reserves reached R$821 million at the end of 4Q03, up 5.1% Y-o-Y.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$48 million in 2003, 54.8% above the figure posted in 2002. Gross sales revenues for the year reached R$1,220 million, up 83.5% Y-o-Y. Unibanco AIG Previdência ranked 4th in pension plan sales until November 2003, with 9.1% market share, according to the ANAPP November 2003 official data. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP’s statistics for November 2003, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$621 million. The company services approximately 650,000 individual customers and 1,112 corporate clients.

In September 2003, technical reserves stood at R$3,071 million, up 53.2% Y-o-Y.

8. Wealth Management

Unibanco Asset Management (UAM) ended 2003 with R$26,945 million in assets under management, up 46.6% Y-o-Y. The last quarter of the year had a positive fund raising of R$ 1,337 million, as a result of the good performance of UAM’s investment products and the new customer service model available across several channels. This model of customer service combines a set of products and services targeting the generation, protection, growth, and perpetuation of wealth in the form of financial investments, real estates properties or companies holdings

The Private Banking business posted an increase of 14% in assets under management compared to December 2002. According to ANBID data, in December 2003, Unibanco Private Bank market share was 6% of total funds and managed portfolios in the segment.

9. Human Resources: Unibanco People

In 2003 Unibanco People improved its strategy in order to serve the needs of individual business units and accomplish the strategic policies established at the Group level, with an emphasis in preparing technically skilled teams, fully trained in the best market practices, and ready to contribute to the Group’s achievements.

In December 2003, Unibanco’s staff totaled 27,625 professionals. In 2003, R$26 million were invested on several initiatives, ranging from specific training programs to MBAs in Brazil and abroad.

During the period, 365 university students joined the Internship Program. The Trainee Program, which gives trainees the opportunity to work with teams from many different areas, and which involves the execution of actions aligned with corporate strategy, had 15 participants during the year. The Future Bank, a pioneering initiative, developed in association with the University of Campinas – Unicamp; and the Brazilian Capital Markets Institute – Ibmec, designed to bridge the gap between the academic world and the market, helped to attract talented young people. In 2003, the project involved 29 university students.

The Summer Internship Program was implemented two years ago. Its objective is to strengthen relations with top-ranked foreign universities and to attract high-potential professionals, offering MBA students up to three-month long internships during their summer vacations. In 2003, Unibanco hired 10 professionals from the best American and European universities.

The Stock Option Plan granted 530,800,000 Units to 155 employees in 2003. This program recognizes people with outstanding performance and commitment to long term results.

All employees have access to a Pension Plan. The plan links the level of benefits to the individual contribution and to corporate results, either in the form of free benefit plans (PGBL) or in a private entity. As of December 2003, there were 7,941 participants in this Plan.

In 2003, an employee committee offered new ideas to improve Unibanco’s Profit Sharing program, which was adjusted to the Balanced Scorecard guidelines, ensuring more transparency and talent recognition. All employees are eligible for the program.

The Walther Moreira Salles award, inspired by Unibanco’s founder and well-known mentor, shows appreciation and recognition to outstanding professional performance and disseminates the best practices developed at the bank. It has already honored about 270 employees in its four years of existence, distributing to each of the winning teams 200,000 Units.

In 2003, Unibanco was recognized by Exame Magazine as one of the 40 Best Workplaces for Women. As highlights for that ranking, women comprise 55% of Unibanco’s employees, and 35% of executive or managerial positions.

10. Corporate Risk Management

The Corporate Risk Management area is independent from the Treasury, and evaluates market risks every day. This area collects and maps the positions in financial instruments, and surveys the risk factors determined by the market: interest rates, foreign exchange rates, and price of stock and commodities. It is then processed through the Value-at-Risk method.

For the management of its Credit Risk, Unibanco employs portfolio management instruments that consolidate credit risks, capital requirements and, the establishment of prudent limits. Additionally, it analyzes the rating models of the Wholesale Bank and the scoring models of the Retail Bank, in order to check on adherence and to simulate stress scenarios.

In accordance with international best market practices, as well as with the regulations of the Brazilian financial market, Unibanco has implemented an Internal Controls System to which all the areas of the group have access. It has been available through the Intranet since 2000 and, from time to time, it provides evaluations in which the managers themselves, together with the professionals from the risk area, identify their exposure and assess the effectiveness of the controls that exist in their units.

11. Technology and Internet

2003 investments in technology totalled R$100 million. The main investments focused an increase in processing capacity (R$16 million), branches infrastructure (R$13 million), and managerial information system (R$9 million).

The Internet Banking user base continued to expand in 2003, and reached approximately 1.3 million users. It has become an important sales channel thanks to its agility and commodity. The total number of transactions, in turn, reached the 101.5 million mark in 2003, for corporate and individual clients, representing an increase of 41% Y-o-Y.

12. Corporate Governance

The best possible corporate governance practices have long been routine at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, in response to basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act promptly to scenario changes.

Global Offer

In September 2003, Mizuho Corporate Bank Ltd and Commerzbank Aktiengesellschaft sold, through a global offering, all and part of their stakes, respectively. As result, Mizuho is no longer a shareholder in Unibanco and Unibanco Holdings, whereas Commerzbank reduced its participation.

The Units (certificates representing one preferred share issued by Unibanco and one Class B preferred share issued by Unibanco Holdings, traded at Bovespa under the ticker symbol UBBR11, and at the New York Stock Exchange, in lots of 500 Units, under the symbol UBB) were sold at R$ 109.67 per 1,000 Units, totaling R$ 637 million. Of this total, some 1.7 billion Units (30% of the operation) were placed with individual and institutional investors in Brazil, and the remaining 4.1 billion Units were placed with foreign investors in the form of GDS, through the OTC market.

The volume of Units sold through this offering represents 11.66% of Unibanco Holdings non-voting capital and 9.36% of Unibanco’s non-voting capital.

Exchange Offer

Unibanco and Unibanco Holdings (Unibanco’s controlling shareholder) formalized a public offering to exchange pairs of preferred shares for Units. After public auctions on September 22 and October 30, 2003, 15.6 billion and 1.25 billion of preferred shares, respectively, have been converted into Units. Some 2.9 billion Unibanco preferred shares (which do not constitute Units) remained outstanding, representing approximately 2% of total equity.

In November 2003, the Company started the Conversion Program, limited to shareholders who owned Unibanco preferred stock and Unibanco Holdings Class B preferred stock at the time the Public Exchange Offer was published (September 15, 2003). These shareholders are entitled to convert their pairs of preferred shares into Units. The Conversion Program is set to last two years.

Stock Repurchase Program

Unibanco and Unibanco Holdings on May 13, 2003, completed the stock buyback program launched on February 13. The program sought to acquire preferred shares and Units issued by Unibanco and Unibanco Holdings, to be held in the bank’s treasury for later sale or cancellation, without reduction in total equity. In all, 228 million Unibanco preferred shares, 167,225,000 Units and 372,900 Global Depositary Shares have been acquired, at an average cost of R$40.91 per preferred share, R$98.91 per Unit and US$13.77 per GDS. The repurchased volume, at some R$43 million, corresponded to approximately 20% of the total authorized in the repurchase program.

Stocks Trading

In 2003, the volume of Unibanco and Unibanco Holdings GDSs traded in the NYSE reached US$2,1 billion and, at Bovespa, R$801.4 million. The Units (UBBR11) rose by 81% and the GDS, traded in the New York Stock Exchange (NYSE: UBB), by 135% in dollar terms. In the same period, Ibovespa gained 97% and the Dow Jones appreciated 25%.

Unibanco stock is actively traded at Bovespa since 1968 and at NYSE since 1997. In both markets the same standards of information release are maintained, including the presentation of financial statements prepared in accordance with both Brazilian and US accounting standards, as well as compliance with the regulations of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and of the United States SEC – Securities and Exchange Commission.

Independent Auditors

To ensure the independence of its external auditors, Unibanco has a policy of limiting the services, other than the auditing services rendered by the external auditor, to an amount of remuneration which is less than 5% of the amount paid for the independent auditing services. Additionally, for the years ended December 31 2002 and 2003, the external auditors of Unibanco were hired only to render independent auditing services.

Market Recognitions

In January 2004 Unibanco’s IR website was elected the best in the Banks and Financial Services category, and runner-up among all Latin America companies. Unibanco won the Top 5 award four times in a row.

Unibanco was recognized by Latin Finance Magazine as the Most Improved Bank in Brazil, in the November 2003 issue (Bank of the Year).

13. Social Responsability

Unibanco´s social responsibility activities are implemented through two institutes: the Unibanco Institute and the Moreira Salles Institute.

The Unibanco Institute has been involved for over 20 years in a wide range of social welfare activities. Since 2002, the institute is concentrating its efforts on education. The projects that it presently supports focus on the social inclusion of underprivileged adolescents and young adults, by means of activities designed to reduce the lack of school education, provide professional training, and encourage education for entrepreneurs.

The programs supported by the institute are not only intended to transmit knowledge, but also to help participants recover their self-esteem, acquire an understanding of individual rights, and exercise citizenship, revealing to them the opportunity for integration with society and with the country’s efforts towards sustained growth. Teacher training has been a particular focus of attention, given their importance in educating and transmitting values to our youth. Special attention has also been given to bringing the environmental issue to the classroom, in order to motivate students and transform them into multiplying agents of environmental awareness within their own families and communities.

The Moreira Salles Institute focuses on divulging Brazilian culture and especially on conserving its memory. It carries out its own specific projects, mostly on photography, literature, cinema, Brazilian music, and fine arts.

In 2003, the Moreira Salles Institute cultural centers were visited by roughly 143 thousand people, up by 40% vs. the previous year. 45 photography and fine arts exhibitions were held. For children and teenagers, the Institute hosted 54 activities involving art education, films, and theatre. Over the course of the year, more than 31 thousand people (including students and the public at large) took part in 1.2 thousand guided visits to the exhibitions. The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted more than three million spectators during the year.

Final Comments

We remain fully committed to our objective of maintaining ongoing and balanced organizational growth and we thank our customers for their trust and loyalty. We also thank our stockholders for their support and trust in our management, and our employees and collaborators, who have contributed so much to the substantial development Unibanco has enjoyed.

São Paulo, February 2004

The Board of Directors
The Board of Officers

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of
Directors of Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1. We have audited the balance sheets, Parent Company and Consolidated, of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of December 31, 2003 and 2002, and the related unconsolidated and consolidated statements of income, changes in stockholders’ equity (Parent Company), and changes in financial position for the years then ended and for the six-month period ended December 31, 2003 (all expressed in Brazilian reais). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Bank and its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessment of the accounting principles used and significant estimates adopted by management of the Bank and its subsidiaries, as well as the evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to in Paragraph 1 present fairly, in all material respects, the financial position, Parent Company and Consolidated, of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in stockholders’ equity (Parent Company) and changes in their financial position for the years then ended and for the six-month period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

4. Additionally, we have audited the statements of cash flows, Parent Company and Consolidated, for the years ended December 31, 2003 and 2002, presented in Note 21 to the financial statements, applying the same procedures described in Paragraph 2. These statements, not required by Brazilian Corporate Law, are designed to provide additional information. In our opinion, these statements present fairly, in all material respects, the cash flows, Parent Company and Consolidated, of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the years then ended, in conformity with accounting practices adopted in Brazil.

5. These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, February 9, 2004

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Engagement Partner
CRC No. 2 SP 011,609/O-8	CRC No. 1 SP 160,203/O-1

(Convenience translation into English from the original previously issued in Portuguese )

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31, 2003 AND 2002
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
ASSETS	2003	2002	2003	2002

CURRENT ASSETS	38,284,902	44,081,816	47,979,634	51,772,397

CASH AND DUE FROM BANKS	848,223	873,583	1,083,301	1,078,488

SHORT-TERM INTERBANK INVESTMENTS	12,514,267	17,270,410	10,930,296	15,483,506
Securities purchased under resale agreements	9,018,010	13,836,496	8,758,320	13,560,658
Interbank deposits	3,490,966	3,424,042	2,166,685	1,912,976
Foreign currency investments	5,291	9,872	5,291	9,872

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	5,265,361	4,935,129	9,812,553	9,008,052
Own portfolio	2,710,401	2,284,845	6,738,136	5,792,312
Subject to repurchase commitments	120,959	643,602	334,525	970,525
Pledged with Brazilian Central Bank	1,335,929	1,206,999	1,460,965	1,253,342
Pledged under guarantees rendered	663,041	666,209	953,074	812,226
Derivative financial instruments	435,031	133,474	325,853	179,647

INTERBANK ACCOUNTS	3,893,974	3,911,502	4,139,812	4,022,756
Payments and receipts pending settlement	7,473	11,483	9,225	20,550
Compulsory deposits:
- Brazilian Central Bank	3,877,631	3,833,765	4,116,088	3,926,526
- National Housing System - SFH	2,029	3,998	2,029	3,998
Interbank onlendings	-	54,473	-	54,473
Correspondent banks	6,841	7,783	12,470	17,209

INTERDEPARTMENTAL ACCOUNTS	12,453	2,975	12,922	2,840
Third-party funds in transit	27	202	414	305
Internal transfers of funds	12,426	2,773	12,508	2,535

LENDING OPERATIONS	11,364,410	12,007,704	15,601,861	15,144,497
Lending operations:
- Public sector	245,421	41,049	245,421	41,049
- Private sector	11,789,750	12,799,448	16,548,410	16,313,893
Allowance for lending losses	(670,761)	(832,793)	(1,191,970)	(1,210,445)

LEASING OPERATIONS	-	100	253,627	299,806
Leasing operations:
- Private sector	-	101	259,295	314,753
Allowance for leasing losses	-	(1)	(5,668)	(14,947)

OTHER CREDITS	4,156,686	4,930,475	5,728,582	6,379,859
Foreign exchange portfolio	2,712,683	3,574,646	2,712,660	3,574,646
Income receivable	217,490	266,139	129,026	119,899
Negotiation and intermediation of securities	88,332	32,103	237,718	81,752
Sundry	1,160,856	1,101,494	2,674,813	2,651,896
Allowance for other credits losses	(22,675)	(43,907)	(25,635)	(48,334)

OTHER ASSETS	229,528	149,938	416,680	352,593
Other assets	83,811	75,846	186,965	195,574
Allowance for other assets losses	(24,540)	(33,823)	(52,241)	(70,348)
Prepaid expenses	170,257	107,915	281,956	227,367

LONG-TERM ASSETS	15,228,596	18,044,552	18,450,192	20,213,543

INTERBANK INVESTMENTS	327,755	388,890	30,616	20,986
Interbank deposits	327,755	388,890	30,616	20,986

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	5,064,351	9,181,185	5,692,889	9,370,415
Own portfolio	2,726,896	5,114,027	3,251,222	4,572,432
Subject to repurchase commitments	689,153	749,446	752,809	1,025,581
Pledged with Brazilian Central Bank	1,222,983	2,514,309	1,223,573	2,632,565
Pledged under guarantees rendered	286,178	602,158	355,922	919,438
Derivative financial instruments	139,141	201,245	109,363	220,399

INTERBANK ACCOUNTS	40,341	57,920	40,341	57,920
Compulsory deposits:
- National Housing System - SFH	40,341	57,920	40,341	57,920

LENDING OPERATIONS	7,297,782	6,364,053	7,828,129	6,787,690
Lending operations:
- Public sector	255,006	322,614	255,006	322,614
- Private sector	7,335,460	6,323,397	7,886,376	6,762,481
Allowance for lending losses	(292,684)	(281,958)	(313,253)	(297,405)

LEASING OPERATIONS	-	-	210,021	202,737
Leasing operations:
- Private sector	-	-	215,289	214,952
Allowance for leasing losses	-	-	(5,268)	(12,215)

OTHER CREDITS	2,467,929	2,036,638	4,591,629	3,736,092
Receivables on guarantees honored	8,057	477	8,057	477
Foreign exchange portfolio	-	9,050	-	9,050
Income receivable	3,030	5,051	3,030	5,088
Negotiation and intermediation of securities	-	-	-	800
Sundry	2,458,472	2,024,554	4,587,391	3,727,924
Allowance for other credits losses	(1,630)	(2,494)	(6,849)	(7,247)

OTHER ASSETS	30,438	15,866	56,567	37,703
Prepaid expenses	30,438	15,866	56,567	37,703

PERMANENT ASSETS	6,419,820	6,164,536	3,201,708	3,388,852

INVESTMENTS	5,646,391	5,332,084	1,555,599	1,665,721
Investments in subsidiary and associated companies	4,311,104	3,912,603	43,021	59,557
-Local	2,974,590	2,372,373	43,021	49,177
-Foreign	1,336,514	1,540,230	-	10,380
Goodwill on acquisitions of subsidiary companies	1,308,380	1,392,260	1,358,026	1,462,927
Other investments	52,166	53,480	218,186	208,731
Allowance for losses	(25,259)	(26,259)	(63,634)	(65,494)

FIXED ASSETS	356,875	403,488	988,338	1,047,243
Land and buildings in use	152,783	140,221	687,631	656,804
Other fixed assets	727,345	705,821	1,259,891	1,200,292
Accumulated depreciation	(523,253)	(442,554)	(959,184)	(809,853)

DEFERRED CHARGES	416,554	428,964	657,771	675,888
Organization and expansion costs	764,288	728,707	1,198,695	1,156,459
Accumulated amortization	(347,734)	(299,743)	(540,924)	(480,571)

T O T A L	59,933,318	68,290,904	69,631,534	75,374,792

(Convenience translation into English from the original previously issued in Portuguese )

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31, 2003 AND 2002
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002	2003	2002

CURRENT LIABILITIES	34,514,761	42,675,487	39,727,986	46,771,617

DEPOSITS	16,844,100	15,212,425	17,422,111	16,280,008
Demand deposits	2,380,122	3,469,206	2,728,555	3,251,054
Savings deposits	5,499,119	5,438,460	5,917,859	5,722,149
Interbank deposits	1,299,432	427,840	248,324	66,690
Time deposits	7,665,427	5,876,919	8,527,373	7,240,115

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,275,636	13,723,907	7,183,988	13,806,066
Own portfolio	781,223	1,358,692	813,601	1,569,850
Third parties portfolio	6,483,026	12,365,215	6,370,387	12,236,216
Unrestricted portfolio	11,387	-	-	-

RESOURCES FROM SECURITIES ISSUED	2,652,938	2,933,152	2,917,961	2,779,883
Mortgage notes	779,624	630,647	793,891	646,876
Securities abroad	1,873,314	2,302,505	2,124,070	2,133,007

INTERBANK ACCOUNTS	49,544	139,723	20,488	185,391
Receipts and payments pending settlement	12,363	1,984	16,554	11,024
Interbank onlendings	-	108,118	-	161,493
Correspondent banks	37,181	29,621	3,934	12,874

INTERDEPARTMENTAL ACCOUNTS	372,354	303,176	373,616	304,154
Third-party funds in transit	367,090	288,986	368,246	289,880
Internal transfers of funds	5,264	14,190	5,370	14,274

BORROWINGS	2,952,231	4,820,333	3,153,376	4,823,552
Borrowings in Brazil - governmental agencies	337	374	337	374
Borrowings in Brazil - other institutions	-	-	257,571	166,456
Foreign borrowings	2,951,894	4,819,959	2,895,468	4,656,722

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,817,220	1,674,441	2,068,121	1,816,220
BNDES (National Economic Development Bank)	759,469	725,861	759,469	725,861
FINAME (National Industrial Financing Authority)	975,376	937,682	1,226,277	1,079,461
Other	82,375	10,898	82,375	10,898

FOREIGN ONLENDINGS	38,457	-	38,457	-
Foreign onlendings	38,457	-	38,457	-

DERIVATIVE FINANCIAL INSTRUMENTS	167,796	346,157	125,461	303,386
Derivative financial instruments	167,796	346,157	125,461	303,386

OTHER LIABILITIES	2,344,485	3,522,173	6,424,407	6,472,957
Collection of taxes and social contributions	32,854	7,840	34,104	8,829
Foreign exchange portfolio	1,163,436	2,001,972	1,163,436	2,011,138
Social and statutory	249,762	240,967	282,208	353,023
Taxes and social security	182,575	118,152	589,141	483,532
Negotiation and intermediation of securities	20,291	7,086	232,512	125,843
Accounts payable for purchase of assets	39,356	36,302	39,917	36,612
Technical provisions for insurance and annuity products	-	-	1,124,016	992,832
Subordinated debt	11,239	11,105	11,237	11,105
Sundry	644,972	1,098,749	2,947,836	2,450,043

LONG-TERM LIABILITIES	18,248,955	19,042,632	21,836,278	21,267,306

DEPOSITS	8,855,906	10,757,484	7,934,508	9,708,009
Interbank deposits	406,076	-	27,906	11,628
Time deposits	8,449,830	10,757,484	7,906,602	9,696,381

RESOURCES FROM SECURITIES ISSUED	562,169	606,706	547,292	935,494
Mortgage notes	35,512	1,900	35,512	1,900
Securities abroad	526,657	604,806	511,780	933,594

BORROWINGS	373,548	904,059	358,545	908,195
Borrowings in Brazil - governmental agencies	869	966	869	966
Foreign borrowings	372,679	903,093	357,676	907,229

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,249,630	3,333,990	3,595,468	3,515,728
BNDES (National Economic Development Bank)	2,230,780	2,330,045	2,230,780	2,330,045
FINAME (National Industrial Financing Authority)	921,552	926,687	1,267,390	1,108,425
Other	97,298	77,258	97,298	77,258

FOREIGN ONLENDINGS	214,823	-	214,823	-
Foreign onlendings	214,823	-	214,823	-

DERIVATIVE FINANCIAL INSTRUMENTS	139,591	352,020	127,585	162,810
Derivative financial instruments	139,591	352,020	127,585	162,810

OTHER LIABILITIES	4,853,288	3,088,373	9,058,057	6,037,070
Foreign exchange portfolio	-	8,841	-	8,841
Taxes and social security	202,729	204,485	813,392	745,381
Accounts payable for purchase of assets	22,647	55,607	22,647	55,608
Technical provisions for retirement plans	-	-	3,070,632	2,003,920
Subordinated debt	1,457,383	920,685	1,456,834	920,685
Sundry	3,170,529	1,898,755	3,694,552	2,302,635

DEFERRED INCOME	13,706	13,815	78,431	64,232
Deferred income	13,706	13,815	78,431	64,232

MINORITY INTEREST	-	-	832,943	712,667

STOCKHOLDERS' EQUITY	7,155,896	6,558,970	7,155,896	6,558,970
Capital:	3,690,602	3,690,602	3,690,602	3,690,602
- Local residents	2,561,800	2,624,227	2,561,800	2,624,227
- Foreign residents	1,128,802	1,066,375	1,128,802	1,066,375
Capital reserves	158,473	158,059	158,473	158,059
Revaluation reserve on subsidiaries	7,991	1,551	7,991	1,551
Revenue reserves	3,650,033	3,057,407	3,650,033	3,057,407
Unrealized gains and losses - marketable securities
and derivative financial instruments	(219,080)	(259,700)	(219,080)	(259,700)
Treasury stocks	(132,123)	(88,949)	(132,123)	(88,949)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	7,988,839	7,271,637

T O T A L	59,933,318	68,290,904	69,631,534	75,374,792

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese )

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

(Amounts expressed in thousands of Reais, except per share data)
	UNIBANCO			UNIBANCO CONSOLIDATED
	Six-month period ended December 31,2003	2003	2002	2003	2002

REVENUE FROM FINANCIAL INTERMEDIATION	4,713,605	9,104,038	8,695,425	12,062,504	12,875,187
Lending operations	2,492,447	4,681,445	5,343,680	7,572,217	7,888,472
Leasing operations	-	-	-	85,892	140,559
Marketable securities	1,898,548	2,839,271	5,606,916	3,184,340	6,746,899
Derivative financial instruments	22,468	913,542	(2,567,963)	533,621	(2,257,681)
Foreign exchange transactions	65,535	149,905	136,457	164,396	148,896
Compulsory deposits	234,607	519,875	176,335	522,038	208,042

EXPENSES ON FINANCIAL INTERMEDIATION	(3,497,539)	(5,988,091)	(8,094,661)	(6,378,244)	(10,202,823)
Deposits and securities sold	(2,768,819)	(4,814,244)	(6,226,780)	(4,265,025)	(7,296,867)
Borrowings and onlendings	(353,577)	(499,770)	(912,848)	(658,267)	(1,068,612)
Provision for lending, leasing and other credits losses	(375,143)	(674,077)	(955,033)	(1,454,952)	(1,837,344)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,216,066	3,115,947	600,764	5,684,260	2,672,364

OTHER OPERATING INCOME (EXPENSES)	(585,933)	(1,624,399)	79,497	(3,777,706)	(1,589,625)
Services rendered	742,584	1,428,734	1,274,905	2,838,144	2,615,908
Insurance, annuity products and retirement plans premiums	-	-	-	2,962,481	2,177,399
Changes in technical provision for insurance,	-
annuity products and retirement plans	-	-	-	(1,465,492)	(835,250)
Insurance claims	-	-	-	(818,843)	(748,946)
Private retirement plans benefits expenses	-	-	-	(477,869)	(385,436)
Selling, other insurance and private retirement	-			-
plans expenses	-	-	-	(266,051)	(164,317)
Credit card selling expenses	-	-	-	(233,434)	(245,059)
Salaries, benefits, training and social security	(705,457)	(1,294,928)	(1,167,384)	(1,772,343)	(1,646,562)
Other administrative expenses	(818,360)	(1,575,084)	(1,512,533)	(2,805,790)	(2,586,056)
Financial transaction and other taxes	(147,388)	(290,191)	(225,566)	(646,751)	(614,662)
Equity in the results of subsidiary and associated companies	593,385	1,045,366	965,889	435	(12,408)
Other operating income	117,826	310,094	1,238,977	520,603	1,486,483
Other operating expenses	(368,523)	(1,248,390)	(494,791)	(1,612,796)	(630,719)

OPERATING INCOME	630,133	1,491,548	680,261	1,906,554	1,082,739

NON-OPERATING INCOME (EXPENSE), NET	(21,130)	(17,959)	(4,416)	10,522	29,406

INCOME BEFORE TAXES AND PROFIT SHARING	609,003	1,473,589	675,845	1,917,076	1,112,145

INCOME TAX AND SOCIAL CONTRIBUTION	41,902	(264,031)	459,256	(493,224)	216,452
Provision for income tax	51,820	(14,995)	(19,186)	(178,899)	(247,375)
Provision for social contribution	18,154	(6,645)	(8,696)	(81,080)	(88,690)
Deferred tax asset	(28,072)	(242,391)	487,138	(233,245)	552,517
Realization
PROFIT SHARING	(89,371)	(157,212)	(124,738)	(226,897)	(184,469)
Management	(4,764)	(9,227)	(7,448)	(14,791)	(12,985)
Employees	(84,607)	(147,985)	(117,290)	(212,106)	(171,484)

NET INCOME BEFORE MINORITY INTEREST	561,534	1,052,346	1,010,363	1,196,955	1,144,128

MINORITY INTEREST	-	-	-	(144,609)	(133,765)

NET INCOME FOR THE SIX-MONTH PERIOD/YEAR	561,534	1,052,346	1,010,363	1,052,346	1,010,363

Number of outstanding shares (Note 15a)	137,611,422,074	137,611,422,074	138,546,772,074
Net income per 1,000 shares: R$	4.08	7.65	7.29
Net equity per 1,000 shares: R$	52.00	52.00	47.34

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

Amounts expressed in thousands of Reais
	Capital	Capital increase	Capital reserve	Revaluation reserve on subsidiaries	Legal	Revenue reserves			Unrealized gain and losses - marketable securities and derivative financial instruments	Treasury stocks	Retained earnings	Total
						Statutory		Retained earnings
						Special dividends reserve	Other statutory reserves
At January 1, 2002	3,386,274	304,328	157,740	5,124	223,814	63,898	2,017,983	-	-	(86,768)	-	6,072,393
Capital increase	304,328	(304,328)	-	-	-	-	-	-	-	-	-	-
Acquisitions of own stocks	-	-	-	-	-	-	-	-	-	(2,181)	-	(2,181)
Prior year adjustments
.Mark to market adjustments - marketable securities												-
and derivative financial instruments	-	-	-	-	-	-	-	-	(10,028)	-	77,840	67,812
.Other	-	-	-	-	-	-	-	-	-	-	918	918
Realization of revaluation reserve of fixed assets	-	-	-	(3,573)	-	-	-	-	-	-	2,603	(970)
Restatement of exchange membership certificates	-	-	319	-	-	-	-	-	-	-	-	319
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	-	(249,672)	-	-	(249,672)
Net income for the year	-	-	-	-	-	-	-	-	-	-	1,010,363	1,010,363
Constitution of reserves	-	-	-	-	50,518	-	701,194	-	-	-	(751,712)	-
Dividends proposed	-	-	-	-	-	-	-	-	-	-	(340,012)	(340,012)
At December 31, 2002	3,690,602	-	158,059	1,551	274,332	63,898	2,719,177	-	(259,700)	(88,949)	-	6,558,970
Acquisitions of own stocks	-	-	-	-	-	-	-	-	-	(43,174)	-	(43,174)
Prior year adjustments	-	-	-	-	-	-	-	-	-	-	(33,968)	(33,968)
Revaluation reserve of fixed assets	-	-	-	6,440	-	-	-	-	-	-	-	6,440
Restatement of exchange membership certificates	-	-	414	-	-	-	-	-	-	-	-	414
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	-	40,620	-	-	40,620
Net income for the year	-	-	-	-	-	-	-	-	-	-	1,052,346	1,052,346
Constitution of reserves	-	-	-	-	52,617	-	290,009	250,000	-	-	(592,626)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	-	(425,752)	(425,752)
At December 31, 2003	3,690,602	-	158,473	7,991	326,949	63,898	3,009,186	250,000	(219,080)	(132,123)	-	7,155,896

At July 1, 2003	3,690,602	-	158,275	-	298,873	63,898	2,956,788	-	(189,357)	(132,123)	-	6,846,956
Prior year adjustments	-	-	-	-	-	-	-	-	-	-	(1,055)	(1,055)
Realization of revaluation reserve of fixed assets	-	-	-	7,991	-	-	-	-	-	-	-	7,991
Restatement of exchange membership certificates	-	-	198	-	-	-	-	-	-	-	-	198
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	-	(29,723)	-	-	(29,723)
Net income for the period	-	-	-	-	-	-	-	-	-	-	561,534	561,534
Constitution of reserves	-	-	-	-	28,076	-	52,398	250,000	-	-	(330,474)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	-	(230,005)	(230,005)
At December 31, 2003	3,690,602	-	158,473	7,991	326,949	63,898	3,009,186	250,000	(219,080)	(132,123)	-	7,155,896

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 15b)

	2003	2002
On common shares: R$	2.5163	2.3474
On preferred shares: R$	2.7679	2.5822

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

Amounts expressed in thousands of Reais
	UNIBANCO			UNIBANCO CONSOLIDATED
	Six-month period ended December 31,2003	2003	2002	2003	2002

FINANCIAL RESOURCES PROVIDED BY:	6,805,826	10,633,691	21,191,114	12,253,558	21,771,025

NET INCOME FOR THE SIX-MONTH PERIOD/YEAR	561,534	1,052,346	1,010,363	1,052,346	1,010,363

ADJUSTMENTS TO NET INCOME	(496,034)	(542,470)	(1,192,055)	384,807	436,027
Depreciation and amortization	105,373	201,292	186,586	351,327	330,075
Amortization of goodwill on acquired of subsidiaries	(7,065)	35,081	92,706	49,301	91,498
Exchange losses (gains) on foreign investments	(8,654)	275,805	(494,429)	-	-
Provision for losses on investments	-	-	(3,358)	(9)	(1,648)
Equity in the results of subsidiary and associated companies	(593,385)	(1,045,366)	(965,889)	(435)	12,408
Reversal of (provision) for other assets losses	7,697	(9,282)	(7,671)	(15,377)	3,694

CHANGE IN DEFERRED INCOME	1,608	-	1,805	14,199	11,614

CHANGE IN MINORITY INTEREST	-	-	-	120,276	-

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	4,347,658	587,227	19,927,309	2,972,437	19,593,053
Deposits	1,488,964	-	8,123,635	-	7,056,206
Securities sold under repurchase agreements	1,811,586	-	5,805,489	-	5,718,860
Resources from securities issued	-	-	-	-	418,303
Interbank and interdepartmental accounts	-	-	151,061	-	171,849
Borrowings and onlendings	-	-	1,408,220	-	1,312,983
Derivative financial instruments	85,438	-	615,711	-	311,881
Other liabilities	961,670	587,227	3,823,193	2,972,437	4,602,971

DECREASE IN ASSETS	2,105,910	9,022,116	11	7,456,710	197,866
Interbank investments	-	4,817,278	-	4,543,580	-
Marketable securities and derivative financial instruments	1,227,941	3,787,812	-	2,874,235	-
Interbank and interdepartmental accounts	877,969	25,629	-	-	-
Leasing operations	-	100	11	38,895	197,866
Other credits	-	391,297	-	-	-

SALE OF ASSETS AND INVESTMENTS	107,486	82,333	166,364	235,502	521,957
Foreclosed assets	37,379	54,112	68,914	111,246	171,136
Investments	61,652	18,598	70,591	31,136	96,979
Fixed assets	8,455	9,623	26,859	93,120	253,842

DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED/PROPOSED
FROM SUBSIDIARY AND ASSOCIATED COMPANIES	177,664	432,139	1,277,317	17,281	145

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

Amounts expressed in thousands of Reais
	UNIBANCO			UNIBANCO CONSOLIDATED
	Six-month period ended December 31,2003	2003	2002	2003	2002

FINANCIAL RESOURCES USED FOR:	6,565,980	10,659,051	21,155,242	12,248,745	21,685,776

DIVIDENDS AND INTEREST ON OWN CAPITAL
PROPOSED/DISTRIBUTED	230,005	425,752	340,012	425,752	340,012

ACQUISITION OF OWN STOCKS	-	43,174	2,181	43,174	2,181

CHANGE IN DEFERRED INCOME	-	109	-	-	-

CHANGE IN MINORITY INTEREST	-	-	-	-	320,965

INVESTMENTS IN:	111,121	182,098	318,633	359,403	554,528
Foreclosed assets	36,410	61,081	49,689	113,092	137,537
Goodwill on acquisition of subsidiary companies	-	-	-	-	63,175
Investments	35,196	65,377	198,272	31,647	108,851
Fixed assets	39,515	55,640	70,672	214,664	244,965

DEFERRED CHARGES	52,066	97,942	138,345	144,769	191,844

INCREASE IN ASSETS	3,384,660	368,346	19,103,451	1,828,551	20,276,246
Interbank investments	2,069,268	-	12,103,345	-	10,806,734
Marketable securities and derivative financial instruments	-	-	747,905	-	2,905,545
Interbank and interdepartmental accounts	-	-	2,304,853	109,559	2,476,270
Lending operations	921,812	290,435	1,172,042	1,497,803	431,760
Other credits	302,230	-	2,711,945	155,461	3,555,028
Other assets	91,350	77,911	63,361	65,728	100,909

DECREASE IN LIABILITIES	2,788,128	9,541,630	1,252,620	9,447,096	-
Deposits	-	269,903	-	631,398	-
Securities sold under repurchase agreements	-	6,448,271	-	6,622,078	-
Resources from securities issued	1,143,841	324,751	1,252,620	250,124	-
Interbank and interdepartmental accounts	860,779	21,001	-	95,441	-
Borrowings and onlendings	783,508	2,086,914	-	1,634,905	-
Derivative financial instruments	-	390,790	-	213,150	-

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	239,846	(25,360)	35,872	4,813	85,249

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the six-month period/year	608,377	873,583	837,711	1,078,488	993,239
At the end of the six-month period/year	848,223	848,223	873,583	1,083,301	1,078,488

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	239,846	(25,360)	35,872	4,813	85,249

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

  Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized on the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of its using.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances as of December 31, 2003 and 2002 can be summarized as follows:

Marketable Securities	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Trading assets	1,401,992	1,980,512	5,845,398	4,957,043
Available for sale	3,604,044	6,702,729	3,452,227	6,411,097
Held to maturity	4,749,504	5,098,354	5,772,601	6,610,281
Subtotal	9,755,540	13,781,595	15,070,226	17,978,421
Derivative financial instruments	574,172	334,719	435,216	400,046
Total	10,329,712	14,116,314	15,505,442	18,378,467
Current	5,265,361	4,935,129	9,812,553	9,008,052
Long-term	5,064,351	9,181,185	5,692,889	9,370,415

(b) Trading assets

Issuer/Type of investment	Unibanco
	2003		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	1,133,017	1,137,613	2,099,448	1,980,512
Financial treasury bills	12,720	11,879	46,042	46,076
Treasury bills	1,107,186	1,111,505	374,477	370,039
Central bank notes	-	-	1,130,593	1,055,523
Treasury notes	13,111	14,229	548,336	508,874

Brazilian sovereign bonds	129,093	135,305	-	-

Bank debt securities	49,723	50,434	-	-
Eurobonds	49,723	50,434	-	-

Open mutual funds (1)	57,784	57,784	-	-

Other	21,100	20,856	-	-

Total	1,390,717	1,401,992	2,099,448	1,980,512

Issuer/Type of investment	Unibanco Consolidated
	2003		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	2,875,250	2,880,626	3,414,537	3,229,669
Financial treasury bills	941,476	941,266	669,712	668,439
Treasury bills	1,800,998	1,805,427	514,143	509,699
Central bank notes	3,099	3,135	1,188,191	1,110,806
Treasury notes	129,677	130,798	1,042,491	940,725

Brazilian sovereign bonds	210,426	216,637	-	-

Bank debt securities	153,091	153,802	-	-
Eurobonds	88,746	89,457	-	-
Time deposits	64,345	64,345	-	-

Open mutual funds (1)	2,318,134	2,318,134	1,284,785	1,284,785

Other	221,789	276,199	442,589	442,589

Total	5,778,690	5,845,398	5,141,911	4,957,043
___________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

Issuer/Type of investment	Unibanco
	2003			2002
	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	214,722	(6,117)	208,605	1,151,525	(127,014)	1,024,511
Financial Treasury bills	-	-	-	11,016	(11,016)	-
Central bank notes	146,686	5,724	152,410	960,762	(98,734)	862,028
Treasury notes	-	-	-	116,668	(7,040)	109,628
Other	68,036	(11,841)	56,195	63,079	(10,224)	52,855

Brazilian sovereign bonds	-	-	-	858,365	(132,368)	725,997

Corporate debt securities	1,808,747	(78,018)	1,730,729	2,447,230	(74,653)	2,372,577
Debentures	1,765,035	(71,906)	1,693,129	2,130,584	(55,800)	2,074,784
Eurobonds	16,213	-	16,213	144,056	(12,306)	131,750
Other	27,499	(6,112)	21,387	172,590	(6,547)	166,043

Bank debt securities	1,533,342	2,895	1,536,237	2,393,740	(15,487)	2,378,253
Eurobonds	1,421,719	-	1,421,719	2,290,290	(15,487)	2,274,803
Mortgage notes	111,458	2,895	114,353	103,136	-	103,136
Other	165	-	165	314	-	314

Marketable equity securities	141,155	(18,664)	122,491	202,837	(7,232)	195,605

Open mutual funds (1)	5,982	-	5,982	5,786	-	5,786

Total	3,703,948	(99,904)	3,604,044	7,059,483	(356,754)	6,702,729

Issuer/Type of investment	Unibanco Consolidated
	2003			2002
	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	716,207	6,183	722,390	2,028,183	(146,167)	1,882,016
Financial treasury bills	320,182	1,496	321,678	645,329	(18,465)	626,864
Central bank notes	183,640	8,057	191,697	1,006,717	(106,684)	900,033
Treasury notes	137,433	9,116	146,549	305,270	(7,040)	298,230
Other	74,952	(12,486)	62,466	70,867	(13,978)	56,889

Brazilian sovereign bonds	-	-	-	858,403	(132,369)	726,034

Foreign government	29,171	(13)	29,158	-	-	-
United States of America treasury bills	29,171	(13)	29,158	-	-	-

Corporate debt securities	2,071,643	(89,192)	1,982,451	3,003,350	(81,675)	2,921,675
Debentures	1,991,334	(79,937)	1,911,397	2,471,569	(59,383)	2,412,186
Eurobonds	20,366	59	20,425	326,121	(12,310)	313,811
Other	59,943	(9,314)	50,629	205,660	(9,982)	195,678

Bank debt securities	264,442	4,901	269,343	474,206	(16,865)	457,341
Eurobonds	131,285	2,006	133,291	340,832	(16,865)	323,967
Mortgage notes	111,458	2,895	114,353	103,136	-	103,136
Time deposits	20,151	-	20,151	25,089	-	25,089
Other	1,548	-	1,548	5,149	-	5,149

Marketable equity securities	171,310	(20,747)	150,563	254,636	(11,784)	242,852

Open mutual funds (1)	298,322	-	298,322	181,179	-	181,179

Total	3,551,095	(98,868)	3,452,227	6,799,957	(388,860)	6,411,097
___________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii)By maturity:

Maturity	Unibanco
	2003		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	612,756	595,661	159,208	155,974
Between 3 months and 1 year	825,305	821,263	1,491,000	1,436,370
Between 1 and 3 years	1,287,248	1,275,591	2,719,460	2,605,735
Between 3 and 5 years	385,942	393,859	1,493,596	1,411,551
Between 5 and 15 years	276,766	280,803	975,544	891,709
No stated maturity (1)	315,931	236,867	220,675	201,390
Total	3,703,948	3,604,044	7,059,483	6,702,729

Maturity	Unibanco Consolidated
	2003		2002
	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	204,245	187,003	337,697	334,421
Between 3 months and 1 year	569,984	560,548	1,449,623	1,395,852
Between 1 and 3 years	1,226,465	1,216,559	1,489,463	1,365,329
Between 3 and 5 years	491,675	502,996	1,791,840	1,696,189
Between 5 and 15 years	408,694	416,867	1,211,584	1,125,125
More than 15 years	-	-	70,152	70,152
No stated maturity (1)	650,032	568,254	449,598	424,029
Total	3,551,095	3,452,227	6,799,957	6,411,097
___________________
(1)	Refers to marketable equity securities and open mutual funds.

(d) Securities held to maturity

(i) By type:

Issuer/Type of investment	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
	Amortized cost
Federal government	3,261,305	4,390,693	4,282,405	5,900,357
Financial treasury bills	-	-	186,666	-
Treasury bills	-	-	259	-
Central bank notes	808,062	1,142,781	1,259,138	2,358,939
Treasury notes	2,453,243	3,247,912	2,821,900	3,522,558
Other	-	-	14,442	18,860

Brazilian sovereign bonds	1,139,934	305,724	1,139,934	305,724

Corporate debt securities	289,578	401,937	291,575	404,200
Eurobonds	289,578	401,937	291,575	404,200

Bank debt securities	58,687	-	58,687	-
Eurobonds	58,687	-	58,687	-

Total	4,749,504	5,098,354	5,772,601	6,610,281

The fair value of these securities was R$5,081,930 (2002 – R$4,267,683) in Unibanco and R$6,166,230 (2002 – R$5,607,510) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$332,426 (2002 – (R$830,671)) in Unibanco and R$393,629 (2002 – (R$1,002,771)) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds .

(ii) By maturity:

Maturity	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
	Amortized cost
Less than 3 months	885,421	130,254	983,788	334,177
Between 3 months and 1 year	889,126	897,156	1,341,709	1,382,881
Between 1 and 3 years	1,886,328	3,297,987	2,216,171	4,120,266
Between 3 and 5 years	377,580	721,626	377,580	721,626
Between 5 and 15 years	710,822	51,331	710,822	51,331
More than 15 years	227	-	142,531	-
Total	4,749,504	5,098,354	5,772,601	6,610,281

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

By type	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002

Discounted loans and notes	10,196,739	10,557,753	10,450,686	10,476,389
Financing	7,769,597	7,492,200	9,639,591	8,898,614
Agricultural	812,613	798,058	812,613	798,058
Real estate loans	846,688	638,497	846,688	647,647
Credit card	-	-	3,185,635	2,619,329
Total lending operations	19,625,637	19,486,508	24,935,213	23,440,037

Leasing operations	-	101	474,584	529,705
Advances on exchange contracts (1)	1,640,993	2,009,543	1,640,993	2,009,543
Total leasing operations and advances on exchange contracts	1,640,993	2,009,644	2,115,577	2,539,248

Guarantees honored	8,057	477	8,057	477
Other receivables (2)	258,854	233,747	619,657	577,583
Total other credits	266,911	234,224	627,714	578,060

Co-obligation on credit card customer financing (3)	-	-	238,826	193,295

Total risk	21,533,541	21,730,376	27,917,330	26,750,640

By maturity
Past-due for more than 15 days (Note 5 (d))	490,738	447,904	1,433,341	1,194,584
Falling due:
Less than 3 months (4)	7,241,823	7,683,347	10,788,719	10,785,434
Between 3 months and 1 year	6,197,020	6,818,646	7,319,594	7,330,393
Between 1 and 3 years	5,067,162	4,156,603	5,774,210	4,728,589
More than 3 years	2,536,798	2,623,876	2,601,466	2,711,640
Total risk	21,533,541	21,730,376	27,917,330	26,750,640
___________________
(1)	Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco
	2003		2002
	% of		% of
	Value	distribution	Value	distribution
Manufacturing
Food, beverages and tobacco	1,302,961	6.1	1,411,820	6.5
Electricity, gas and water	1,251,536	5.8	1,240,181	5.7
Automotive industry	1,196,951	5.6	831,799	3.8
Chemical and pharmaceutical	1,056,016	4.9	1,153,574	5.3
Paper, pulp and wood products	997,432	4.6	980,310	4.6
Basic metal industries	749,279	3.5	1,242,045	5.7
Production of machines and equipment	608,215	2.8	146,434	0.7
Petroleum	470,797	2.2	500,462	2.3
Extractive	392,044	1.8	602,546	2.8
Textiles, clothing and leather goods	275,584	1.3	332,349	1.5
Production of metal goods	262,389	1.2	548,366	2.5
Electric and electronic	155,047	0.7	180,720	0.8
Electronic and communications equipment	112,250	0.5	241,544	1.1
Rubber and plastic	97,215	0.5	136,989	0.6
Other manufacturing industries	6,162	-	33,963	0.2
Subtotal	8,933,878	41.5	9,583,102	44.1
Retailers
Wholesale	1,416,504	6.6	1,240,652	5.7
Retail	1,134,175	5.3	869,926	4.0
Subtotal	2,550,679	11.9	2,110,578	9.7
Financial service
Financial companies	451,005	2.1	1,132,463	5.2
Insurance companies and private pension funds	4,593	-	57,517	0.3
Subtotal	455,598	2.1	1,189,980	5.5
Residential construction loans	263,264	1.2	121,433	0.6
Other services
Post office and telecommunications	1,139,471	5.3	1,193,628	5.5
Transportation	618,529	2.9	519,735	2.4
Construction	383,581	1.8	217,432	1.0
Real estate services	341,914	1.6	433,250	2.0
Agricultural	288,213	1.3	396,581	1.8
Cultural and sports leisure activities	145,002	0.7	195,982	0.9
Health and social services	116,805	0.6	96,181	0.4
Education	93,913	0.4	82,723	0.4
Association activities	92,326	0.4	75,991	0.3
Lodging and catering services	65,517	0.3	73,784	0.3
Other services	871,469	4.0	736,929	3.4
Subtotal	4,156,740	19.3	4,022,216	18.4
Agriculture, livestock, forestry and fishing	812,613	3.8	798,058	3.7
Individual
Consumer loans	3,710,129	17.2	3,321,624	15.3
Residential mortgage loans	650,640	3.0	583,385	2.7
Subtotal	4,360,769	20.2	3,905,009	18.0
Total	21,533,541	100.0	21,730,376	100.0

	Unibanco Consolidated
	2003		2002
	% of		% of
	Value	distribution	Value	distribution
Manufacturing
Food, beverages and tobacco	1,361,930	4.9	1,460,510	5.5
Electricity, gas and water	1,271,959	4.5	1,258,862	4.7
Automotive industry	1,221,041	4.4	847,127	3.2
Chemical and pharmaceutical	1,081,541	3.9	1,184,832	4.4
Paper, pulp and wood products	1,039,671	3.7	1,018,005	3.8
Basic metal industries	838,963	3.0	1,266,455	4.7
Production of machines and equipment	626,482	2.2	155,888	0.6
Petroleum	479,183	1.7	511,549	1.9
Extractive	416,097	1.5	632,996	2.4
Textiles, clothing and leather goods	286,317	1.0	342,892	1.3
Production of metal goods	270,704	1.0	563,250	2.1
Electric and electronic	158,696	0.6	185,677	0.7
Electronic and communications equipment	116,791	0.4	249,235	0.9
Rubber and plastic	107,898	0.4	149,526	0.6
Other manufacturing industries	7,359	-	35,313	0.1
Subtotal	9,284,632	33.2	9,862,117	36.9
Retailers
Wholesale	1,558,713	5.6	1,365,677	5.1
Retail	1,224,434	4.4	946,260	3.5
Subtotal	2,783,147	10.0	2,311,937	8.6
Financial service
Financial companies	164,646	0.6	216,153	0.8
Insurance companies and private pension funds	5,276	-	57,799	0.2
Subtotal	169,922	0.6	273,952	1.0
Residential construction loans	263,264	0.9	121,433	0.5
Other services
Transportation	1,196,014	4.3	852,296	3.2
Post office and telecommunications	1,157,981	4.1	1,218,826	4.6
Construction	423,843	1.5	339,802	1.3
Real estate services	387,055	1.4	476,725	1.8
Agricultural	306,142	1.1	412,256	1.5
Cultural and sports leisure activities	149,812	0.5	202,823	0.8
Health and social services	126,595	0.5	113,406	0.4
Education	107,467	0.4	94,147	0.4
Association activities	100,497	0.4	89,366	0.3
Lodging and catering services	73,969	0.3	83,464	0.3
Other services	1,051,873	3.7	850,930	3.1
Subtotal	5,081,248	18.2	4,734,041	17.7
Agriculture, livestock, forestry and fishing	812,613	2.9	798,058	3.0
Individual
Consumer loans	5,407,169	19.5	5,158,554	19.3
Credit card	3,424,461	12.3	2,812,624	10.5
Residential mortgage loans	650,640	2.3	592,535	2.2
Lease financing	40,234	0.1	85,389	0.3
Subtotal	9,522,504	34.2	8,649,102	32.3
Total	27,917,330	100.0	26,750,640	100.0

(c) Concentration of lending, leasing and other credits:

Largest clients	Unibanco				Unibanco Consolidated
	2003		2002		2003		2002
	Value	% of the total	Value	% of the total	Value	% of the total	Value	% of the total
10 largest clients	2,985,258	13.8	3,349,521	15.4	2,858,853	10.2	2,590,910	9.7
50 following clients	5,246,114	24.4	5,619,551	25.8	5,245,550	18.8	5,580,250	20.8
100 following clients	3,484,855	16.2	3,708,587	17.1	3,495,835	12.5	3,764,863	14.1
Other clients	9,817,314	45.6	9,052,717	41.7	16,317,092	58.5	14,814,617	55.4
Total	21,533,541	100.0	21,730,376	100.0	27,917,330	100.0	26,750,640	100.0

(d) Components of lending, leasing and other credits by risk level:

Unibanco
Risk level	% minimum allowance required	2003
		Current credits	Past-due credits		Total credits	Distribution %	Total allowance	% effective allowance
			Falling due installments	Overdue installments
AA	-	10,118,883	-	-	10,118,883	47.0	9,837	-
A	0.5	5,630,184	-	-	5,630,184	26.1	29,274	0.5
B	1.0	2,340,852	73,595	13,004	2,427,451	11.3	30,893	1.3
C	3.0	1,259,200	347,536	168,553	1,775,289	8.2	63,485	3.6
D	10.0	475,680	104,133	49,794	629,607	3.0	180,630	28.7
E	30.0	178,681	69,566	27,010	275,257	1.3	85,711	31.1
F	50.0	39,602	54,433	37,871	131,906	0.6	73,555	55.8
G	70.0	39,782	42,572	24,745	107,099	0.5	76,500	71.4
H	100.0	142,609	125,495	169,761	437,865	2.0	437,865	100.0
Total		20,225,473	817,330	490,738	21,533,541	100.0	987,750
% of total risk							4.6%

Unibanco
Risk level	% minimum allowance required	2002
		Current credits	Past-due credits		Total credits	Distribution %	Total allowance	% effective allowance
			Falling due installments	Overdue installments
AA	-	9,208,098	-	-	9,208,098	42.4	-	-
A	0.5	4,210,669	-	-	4,210,669	19.4	21,045	0.5
B	1.0	2,312,411	80,956	19,663	2,413,030	11.1	24,128	1.0
C	3.0	3,888,666	118,792	42,237	4,049,695	18.6	188,333	4.7
D	10.0	543,406	99,231	34,677	677,314	3.1	105,815	15.6
E	30.0	168,215	74,333	102,878	345,426	1.6	119,527	34.6
F	50.0	38,527	69,574	29,172	137,273	0.6	77,886	56.7
G	70.0	152,251	44,428	61,385	258,064	1.2	193,612	75.0
H	100.0	162,846	110,069	157,892	430,807	2.0	430,807	100.0
Total		20,685,089	597,383	447,904	21,730,376	100.0	1,161,153
% of total risk							5.3%

Unibanco Consolidated
Risk level	% minimum allowance required	2003
		Current credits	Past-due credits		Total credits	Distribution %	Total allowance	% effective allowance
			Falling due installments	Overdue installments
AA	-	10,897,051	-	-	10,897,051	39.0	10,012	-
A	0.5	9,609,034	-	-	9,609,034	34.4	70,606	0.7
B	1.0	2,429,316	117,190	198,286	2,744,792	9.8	41,696	1.5
C	3.0	1,534,932	397,149	287,095	2,219,176	8.0	94,532	4.3
D	10.0	504,654	122,004	136,446	763,104	2.8	203,293	26.6
E	30.0	259,141	77,670	231,287	568,098	2.0	180,068	31.7
F	50.0	56,433	60,179	124,186	240,798	0.9	129,632	53.8
G	70.0	51,645	46,310	96,934	194,889	0.7	138,416	71.0
H	100.0	181,152	140,129	359,107	680,388	2.4	680,388	100.0
Total		25,523,358	960,631	1,433,341	27,917,330	100.0	1,548,643
% of total risk							5.5%

Unibanco Consolidated
Risk level	% minimum allowance required	2002
		Current credits	Past-due credits		Total credits	Distribution %	Total allowance	% effective allowance
			Falling due installments	Overdue installments
AA	-	9,331,389	-	-	9,331,389	34.9	-	-
A	0.5	7,753,394	-	-	7,753,394	29.0	47,611	0.6
B	1.0	2,360,265	147,564	199,826	2,707,655	10.1	34,310	1.3
C	3.0	4,200,651	182,224	155,610	4,538,485	17.0	227,379	5.0
D	10.0	560,526	118,624	114,929	794,079	3.0	127,745	16.1
E	30.0	178,047	82,099	182,614	442,760	1.7	156,670	35.4
F	50.0	47,430	75,403	104,462	227,295	0.8	126,448	55.6
G	70.0	160,462	48,751	124,890	334,103	1.2	248,950	74.5
H	100.0	178,997	130,230	312,253	621,480	2.3	621,480	100.0
Total		24,771,161	784,895	1,194,584	26,750,640	100.0	1,590,593
% of total risk							5.9%

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated operations with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$644,958 (2002 – R$900,061) in Unibanco and R$803,424 (2002 – R$1,121,074) in Unibanco Consolidated. These operations relate to active portfolio and credits written off against operations, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leasing and other credit losses during the year:

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Balance at the beginning of the year	1,161,153	937,971	1,590,593	1,538,495
Provision for loan losses	674,077	955,033	1,454,952	1,837,344
Loan charge-offs	(847,480)	(731,851)	(1,496,902)	(1,785,246)
Balance at the end of the year	987,750	1,161,153	1,548,643	1,590,593

Loan recoveries (1)	227,564	185,201	415,235	393,858
___________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Assets - Other credits
Unsettled exchange purchases	2,156,444	3,280,635	2,156,444	3,280,635
Rights on foreign exchange sold	602,752	937,074	602,752	946,178
(-) Received advances	(69,956)	(685,070)	(69,956)	(694,174)
Income receivable from advances on exchange contracts	23,420	46,370	23,420	46,370
Other	23	4,687	-	4,687
Total	2,712,683	3,583,696	2,712,660	3,583,696

Liabilities - Other liabilities
Unsettled exchange sales	604,970	935,762	604,970	944,924
(-) Received advances	-	(7,065)	-	(7,065)
Obligations for foreign exchange purchased	2,175,522	3,038,868	2,175,522	3,038,868
(-) Advances on exchange contracts	(1,617,698)	(1,963,173)	(1,617,698)	(1,963,173)
Other	642	6,421	642	6,425
Total	1,163,436	2,010,813	1,163,436	2,019,979

Off-balance sheet
Import credits outstanding	84,108	284,464	100,348	292,574
Confirmed export credits	17,518	6,324	17,849	9,170

(b) Statement of income

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Income from foreign exchange transactions	3,336,261	6,862,020	3,338,952	7,374,466
Expenses from foreign exchange transactions	(3,434,405)	(5,058,062)	(3,434,955)	(5,602,276)
Income (expenses) from foreign currency financing	(143,339)	553,230	(143,339)	553,230
Income (expenses) from investments abroad	(38,102)	16,143	(42,644)	16,151
Income (expenses) from obligations with foreign bankers	330,254	(2,292,273)	347,146	(2,248,074)
Other	99,236	55,399	99,236	55,399
Foreign exchange transactions	149,905	136,457	164,396	148,896

7. Other Credits

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Negotiation and intermediation of securities
Debtors - pending settlement	68,075	32,101	194,269	73,755
Financial assets and commodities to liquidate	20,257	2	24,913	779
Other	-	-	18,536	8,018
Total	88,332	32,103	237,718	82,552
Current	88,332	32,103	237,718	81,752
Long-term	-	-	-	800

Sundry
Deferred tax (Note 17 (a))	1,309,919	1,610,815	2,486,381	2,760,311
Escrow deposits for civil and labor suits	868,620	661,929	1,685,456	1,151,317
Prepaid taxes	74,119	89,326	595,148	542,102
Notes and credits receivable	203,508	197,202	560,799	621,718
Receivables from credit card operations	-	-	557,449	81,118
Unibanco's retirement plan (Note 14 (a))	120,054	-	120,054	-
Receivables from purchase of assets	55,346	51,572	58,858	168,438
Government retirement benefit advances	87,600	52,400	87,600	52,400
Salary advances and other	55,007	18,123	61,097	23,262
Accounts receivable from subsidiaries	387,497	-	-	-
Insurance premium	-	-	347,660	95,790
Other	457,658	444,681	701,702	883,364
Total	3,619,328	3,126,048	7,262,204	6,379,820
Current	1,160,856	1,101,494	2,674,813	2,651,896
Long-term	2,458,472	2,024,554	4,587,391	3,727,924

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	2003		2002
	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	3,041,396	8,787,200	1,964,698	6,941,869
Long-term assets	1,756,061	5,073,613	2,126,194	7,512,482
Permanent assets	110	317	180	634
Total assets	4,797,567	13,861,130	4,091,072	14,454,985

Current liabilities	2,888,116	8,344,345	2,569,785	9,079,821
Long-term liabilities	1,536,727	4,439,912	983,899	3,476,410
Deferred income	1,303	3,765	182	645
Branch equity	371,421	1,073,108	537,206	1,898,109
Total liabilities	4,797,567	13,861,130	4,091,072	14,454,985

Net income for the year	202,623	585,418	118,113	417,328

During 2003, the Board of Directors approved: (i) the distribution of dividends in the amount of US$140,000 and US$130,000 by the Grand Cayman and Nassau branches, respectively; and (ii) the reduction of the Nassau branch’s capital in the amount of US$138,342.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses, in the amount of R$609,882 (2002 – exchange gains in the amount of R$1,093,120) in Unibanco and R$631,195 (2002 - exchange gains in the amount of R$1,186,545) in Unibanco Consolidated, were recognized as “Other operating expenses”, and exchange gains as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

			Percentage holding (%)		Adjusted stockholders equity	Adjusted net income (loss)	Equity in results adjustments Unibanco		Investments value
	Number of shares or quotas		Unibanco	Unibanco Consolidated					Unibanco
	Common	Preferred					2003	2002	2003	2002
Subsidiary companies
Unibanco AIG Seguros S.A. (1)	345,014,171	188,792,954	49.707	49.707	1,462,745	243,353	121,188	60,693	727,089	620,664
Unipart Participações Internacionais Ltd. (2)	1,302,031	-	100.000	100.000	1,274,604	143,329	142,681	216,698	1,274,604	1,544,272
Unicard Banco Múltiplo S.A. (3) and (9)	117,629,257,620	101,832,650,091	100.000	100.000	905,240	122,569	162,248	8,859	748,938	344,810
Unibanco Representação e Participações Ltda. (1) and (4)	124,099,785	-	99.999	100.000	473,001	206,330	208,922	250,095	473,001	356,536
Banco Fininvest S.A.	3,931	1,034	99.920	99.920	389,221	138,843	158,601	53,301	388,908	253,398
Banco Dibens S.A. (5)	4,313,047,972	-	51.001	51.001	157,416	23,293	2,465	13,375	80,283	79,592
Unibanco Leasing S.A – Arrendamento Mercantil	264,919	-	99.999	99.999	175,881	64,989	64,989	25,070	175,879	126,325
Unibanco Corretora de Valores Mobiliários S.A. (6)	40,467,422	40,467,422	99.999	100.000	81,040	7,231	9,913	5,149	81,040	55,574
Interbanco S.A. (2)	18,999,793	-	99.996	99.999	61,913	8,382	9,861	-	61,910	-
Banco1.net S.A. (7)	34,077,757	-	65.934	65.934	50,380	(2,973)	(2,258)	(8,380)	33,217	22,733
Unibanco Asset Management – Banco de Investimento S.A. (8)	1,468,400	1,468,405	99.999	99.999	30,967	16,013	16,022	16,217	30,967	19,165
Banco Credibanco S.A. (9)	-	-	-	-	-	-	24,897	124,086	-	289,822
Caixa Brasil Participações S.A. (10)	-	-	-	-	-	-	-	111,790	-	-
Other	-	-	-	-	-	-	977	3,655	2,121	1,144
Main Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i)

Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	698,896	57,041	-	-	-	-
Unicorp Bank & Trust Ltd. (11)	1,750,000	3,250,000	-	100.000	232,638	49,741	-	-	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	183,989	12,945	-	-	-	-
Unibanco Securities Ltd. (12)	17,770,000	-	-	100.000	60,263	20,826	-	(4,511)	-	-
Main Unibanco AIG Seguros S.A.'s direct subsidiary companies (i)
Unibanco AIG Previdência S.A.	465,403	-	-	99.999	152,004	48,439	-	-	-	-
Unibanco AIG Saúde Seguradora S.A.	20,000,000	-	-	99.999	37,809	8,217	-	-	-	-
Main Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)
Unibanco Companhia de Capitalização	4,194,130	-	-	99.992	445,153	138,808	-	-	-	-
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	219,419	7,844	-	-	-	-
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	124,316	1,808	-	-	-	-
BWU Representação e Participações Ltda.	36,133,577	93,947,299	-	60.000	66,119	23,895	-	-	-	-
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito (1)	12,937,771	-	33.333	33.333	287,401	298,326	99,441	77,424	95,800	140,848
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (15)	3,866,664	-	33.333	33.333	175,085	58,941	8,538	-	58,362	-
Serasa S.A.	363,690	348,855	-	19.045	155,479	50,853	-	-	-	-
Banco Investcred Unibanco S.A.	95,284	-	49.997	49.997	145,971	37,185	18,591	13,572	72,981	58,323
Tecnologia Bancária S.A.	762,277,905	-	-	21.432	123,415	10,858	-	-	-	-
Redecard S.A.	199,990	400,000	-	31.943	84,655	121,460	-	-	-	-
Cibrasec – Companhia Brasileira de Securitização	7,500	-	12.499	12.499	48,033	8,769	1,159	1,301	6,004	3,439
Interchange Serviços S.A.	74,999,999,998	-	-	25.000	34,277	6,992	-	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (13)	83,109	83,115	-	49.998	43,766	16,047	-	-	-	-
Unibanco Rodobens Administradora de Consórcios Ltda.	11,298,500	-	-	50.000	32,416	15,152	-	-	-	-
BUS Holding S.A. (14)	-	-	-	-	-	-	-	1,574	-	-
Other	-	-	-	-	-	-	(2,869)	(4,079)	-	(4,042)
Total							1,045,366	965,889	4,311,104	3,912,603

			Percentage holding (%)		Adjusted stockholders equity	Adjusted net income	Equity in results adjustments Unibanco Consolidated		Investments value
	Number of shares or quotas		Unibanco	Unibanco Consolidated					Unibanco Consolidated
	Common	Preferred					2003	2002	2003	2002
Associated companies
AIG Brasil Companhia de Seguros	54,213,933	-	-	49.999	73,800	14,524	7,262	3,202	36,899	38,696
Other	-	-	-	-	-	-	(6,827)	(15,610)	6,122	20,861
Total							435	(12,408)	43,021	59,557
___________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1) In July 2003, Unibanco AIG Seguros S.A. increased its capital with the issue of 16,616,101 common shares and 10,670,414 preferred shares, being 8,308,050 common shares and 5,335,207 preferred shares, subscribed by Unibanco.

In July 2002, the capital of Unibanco Representação e Participações Ltda. was reduced through cancellation of 711,495,001 quotas in exchange for Unibanco AIG Seguros S.A.’s shares and Credicard S.A. Administradora de Cartões de Crédito’s shares at their book value as of June 30, 2002.

(2) In February 2003, Unipart Participações Ltd’s capital was reduced in exchange for Interbanco S.A.’s shares to Unibanco and in October 2003, Unipart Participações Internacionais Ltd. distributed dividends to Unibanco in the amount of R$85,119. In November 2002, Unibanco acquired 9.156% of the total capital of Unipart Internacional, belonging to Banco Bandeirantes S.A. at book value.

(3) The difference between the net income and the equity in result adjustments and the equity and the investment resulted mainly from the gains to be realized on the sale of companies within Unibanco group, that are being recognized in line with goodwill amortization, calculated on the same dates.

(4) In March 2003, Unibanco acquired 895,134 preferred quotas issued by Unibanco Representação e Participações Ltda., at their book value. During 2002, the Company declared and paid dividends amounting to R$690,000, being R$640,000 paid in 2002 and R$50,000 in 2003.

(5) In February and April 2003, the capital was increased by R$49,706, with the issue of 2,179,469,080 common shares.

(6) In December 2003, the capital was increased by R$3,995 with the issue of 4,095,140 shares, being 2,047,570 common shares and 2,047,570 preferred shares, fully subscribed by Unibanco. The difference between the net income of this company and the equity adjustment recognized in income relates to the restatement of stock exchange membership certificates recognized directly in the net equity of the investee company.

(7) In January 2003, Unibanco acquired 218,798 shares issued by Banco1.net S.A., at their book value. In April 2003 the capital of Banco1.net S.A. was increased by R$12,000 and 12,083,484 common shares were issued, fully subscribed by Unibanco.

(8) In August 2002, 205,576 preferred shares belonging to Company’s directors were transferred to Unibanco at the book value of R$1,580.

(9) In April 2003, Banco Credibanco S.A. was merged into Banco Bandeirantes S.A. and the company name was changed to Unicard Banco Múltiplo S.A.

(10) Company merged by Unibanco in October 2002 (Caixa Brasil).

(11) In April 2002, Unipart Internacional acquired 24.5%, from a related party company, of the total capital of Unicorp Bank & Trust Ltd., for US$36,000 thousand with goodwill of US$18,844 thousand, which is being amortized over 10 years. As a result of this transaction, Unipart Internacional own 100% of Unicorp’s capital.

(12) In September 2002, Unipart Participações Internacionais Ltd. acquired 100% of the capital of Unibanco Securities Ltd. from Unibanco at book value.

(13) In October 2003, FMX Participações S.A. and Luiza Administradora de Cartões de Crédito S.A. were merged into Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, at their book value.

(14) In November 2002, the split-up of BUS Holding S.A. was approved, with a consequent merger into Administradora e Corretora de Seguros Unibanco Ltda.

(15) Equity interest obtained as of August 2003, as a result of the capital reduction of Credicard S.A. – Administradora de Cartões de Crédito.

(b)Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statements and the amount amortized during the year were as follows:

	Balance to be amortized		Amortization during the year
	2003	2002	2003	2002
Bandeirantes (Note 14 (a))	841,352	901,015	3,858	45,733
Fininvest	348,900	367,560	18,661	15,507
Other	167,774	194,352	26,782	30,258
Total	1,358,026	1,462,927	49,301	91,498

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the saving deposits index, plus average interest of 15.33% per annum, and are payable up to January 26, 2005.

(b) Euronotes

	Unibanco			Unibanco Consolidated
Maturity	Currency	2003	2002	2003	2002
Less than 3 months	US$	759,198	585,049	725,856	489,762
	EUR	70,244	62,080	70,056	62,080
		829,442	647,129	795,912	551,842

From 3 to 12 months	US$	653,625	425,217	937,973	351,006
	EUR	369,312	485,983	369,250	485,983
		1,022,937	911,200	1,307,223	836,989

From 1 to 3 years	US$	377,938	436,933	359,430	755,273
	EUR	30,716	10,995	30,716	10,995
		408,654	447,928	390,146	766,268

From 3 to 5 years	US$	20,542	48,021	29,085	58,469

From 5 to 15 years	US$	80,998	75,106	76,086	75,106

Total		2,362,573	2,129,384	2,598,452	2,288,674

The average interest rate as of December 31, 2003 was 4.39% per annum in Unibanco and 5.05% per annum in Unibanco Consolidated.

(c) Commercial Paper Programs

In 2002, the commercial paper programs, in the amount of R$702,653 in Unibanco and in Unibanco Consolidated, were issued by the Grand Cayman branch and were paid at August 13, 2003.

(d) The other issues totaled R$37,398 (2002 – R$75,274) in Unibanco and in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 9.81% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 4.51% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to several legal actions, principally relating to income taxes, indirect taxes and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of external legal counsels. Provisions recorded and respective changes in the year were as follows:

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Balance at the beginning of the year	650,921	648,680	1,546,176	1,473,906
Provision charged	442,947	267,413	715,497	435,147
Payments (1)	(208,641)	(212,628)	(431,730)	(251,021)
Reversal of provisions	(17,782)	(52,544)	(17,782)	(111,856)
Balance at the end of the year	867,445	650,921	1,812,161	1,546,176
___________________
(1)

In 2003, refers mainly to the payments of fiscal contingencies and to the transfer of fiscal litigations to “Other liabilities – tax and social security” in the amount of R$63,550 in Unibanco and R$201,246 in Unibanco Consolidated, due to fiscal amnesty. In 2002, refers mainly to the payments of fiscal contingencies, due to fiscal amnesty.

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$140,929 (2002 – R$204,485) in Unibanco and R$647,639 (2002 – R$754,975) in Unibanco Consolidated.

(b) Labor litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$449,615 (2002 – R$314,082) in Unibanco and R$686,405 (2002 – R$486,041) in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, the cases, which have been made attachments to Unibanco’s assets, the Bank filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries are party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates by them for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”; and (v) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$276,901 (2002 – R$132,354) in Unibanco and R$478,117 (2002 – R$305,160) in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against Brazilian Central Bank and Unibanco in connection with the sale of certain assets and liabilities of Banco Nacional. Unibanco considers these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law for the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need for making any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

				Unibanco		Unibanco Consolidated
	Issue	Maturity	Remuneration per annum	2003	2002	2003	2002
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	573,919	710,168	573,368	710,168
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	579,491	-	579,491	-
Subordinated time deposits (3)	December 2002	December 2012	102% of CDI (4)	315,212	221,622	315,212	221,622
Total				1,468,622	931,790	1,468,071	931,790
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)

The debt can be integrally redeemed in April 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum. On December 31, 2003 the transaction is still under ongoing analyses by the Brazilian Central Bank.

(3)	Subordinated time deposits can be redeemed from December 2007.
(4)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Provision for labor and civil litigation	726,516	446,436	1,164,522	791,201
Provisions for payroll and administrative expenses	116,340	135,616	297,313	232,575
Amounts payable to associated company	5,265	706,525	-	-
Payable for official agreement	125,904	96,853	125,904	96,853
Payable related to insurance companies	-	-	270,238	173,268
Payable to merchants - credit card	-	-	1,961,449	1,535,264
Sale of rights of receipt of future flow of payment orders abroad (1)	2,439,614	1,413,320	2,439,614	1,413,320
Debt assumption contracts	155,462	-	-	-
Other	246,400	198,754	383,348	510,197
Total	3,815,501	2,997,504	6,642,388	4,752,678
Short-term	644,972	1,098,749	2,947,836	2,450,043
Long-term	3,170,529	1,898,755	3,694,552	2,302,635
___________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$617,000 thousand and Y$25,000,000 thousand, bearing three-month Libor plus rates between 0.57% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

On December 1, 2003, in order to segregate the assets and liabilities related to Unibanco Conglomerate sponsors, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the spin-off the defined contribution pension plan managed by Trevo - Instituto Bandeirantes de Seguridade Social. The total equity spun off was R$318,689, including R$156,464 of actuarial liability and R$162,225 of reserves and funds which were incorporated by Plano de Previdência Unibanco (Unibanco’s retirement plan). The management will continue to be made by Trevo – Instituto Bandeirantes de Seguridade Social.

After the process to comply with Complementary Law No. 109/01 and amendments, Unibanco’s retirement plan will be afforded to the employees of the Unibanco Conglomerate sponsor companies in order to become the best choice of the current Free Benefits Generation Program managed by Unibanco AIG Previdência S.A.

In addition to the balance recognized in 2002 of “Goodwill on acquisition of subsidiary companies” in the amount of R$28,000 in Unibanco and in Unibanco Consolidated, on the spin-off date, Unibanco and the sponsor companies from Unibanco Conglomerate recorded their respective participation in the reserves and funds related to Unibanco’s retirement plan as “Prepaid expenses” in the amount of R$30,714 in Unibanco and R$35,184 in Unibanco Consolidated, ”Other credits – sundry” in the amount of R$120,054 in Unibanco and Unibanco Consolidated, with the counter entry as an expenses in “Goodwill on acquisitions of subsidiary companies” in the amount of R$48,799 (Note 9 (b)) and as income in “Other operating income” in the amount of R$73,970 in Unibanco and R$78,439 in Unibanco Consolidated (Note 16 (a)).

Additionally, during 2003, the sponsor contribution totaled R$11,680 (2002 – R$1,183) in Unibanco and R$10,309 (2002 – R$3,367) in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2003, Unibanco granted 1,130,400,000 (2002 – 669,700,000) stock options, in the form of Units. The term of the exercise is between January 21, 2005 and December 17, 2009, at an average exercise price of R$93.01 (2002 – R$91.18) per 1,000 stock options.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	2003			2002
	Outstanding shares	Treasury stocks	Total	Total
Common	75,565,816,851	-	75,565,816,851	75,568,744,349
Preferred	62,045,605,223	3,274,411,244	65,320,016,467	65,317,088,969
Total	137,611,422,074	3,274,411,244	140,885,833,318	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

In 2003, the management proposed, as an advance against the mandatory dividends, the payment of interest on capital to the shareholders, in the amount of R$425,752, being R$2.960400 (R$2.516335 net of applicable tax) per 1,000 common shares and R$3.256400 (R$2.767920 net of applicable tax) per 1,000 preferred shares.

The Unit had interest on capital of R$6.017400 (R$5.114820 net of applicable tax) per 1,000 Units being R$2.761000 (R$2.346900 net of applicable tax) from Unibanco Holdings and R$3.256400 (R$2.767920 net of applicable tax) from Unibanco and for each GDS there was interest on capital of R$3.008700 (R$2.557410 net of applicable tax).

The interest on capital for 2003 was calculated in accordance of article 9º of Law No. 9249/95, with tax benefit of R$144,756, and represents, net of applicable tax, 36.20% of net income for the year after recognition of legal reserve.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance as of December 31, 2003 and 2002 is summarized as follows:

	2003	2002
i) Foreign exchange risk reserve – calculated based on the 2% of the net income for the year after the legal deductions up to a limit of 20% of capital stock	80,005	69,205

ii) Operating margin reserve – calculated based on the 90% of the net income for the year after the legal deductions up to a limit of 80% of capital stock	2,929,181	2,649,972

Total	3,009,186	2,719,177

(e) Retained earnings reserve – represents the appropriation based on the capital budget determined by the management to face new businesses investments or acquisitions in the financial sector.

(f) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

During 2003, 228,000,000 Unibanco preferred shares were acquired, 167,225,000 Units and 372,900 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

The fair value of treasury stocks at December 31, 2003, based on the Unit price at December 30, 2003, on the São Paulo Stock Exchange, was R$236,036 (2002 – R$92,650).

(g) Global offer and Exchange offer

Global Offer

In September 2003, Unibanco shareholders, Mizuho Corporate Bank Ltd. (Mizuho) and Commerzbank Aktiengesellschaft (Commerzbank), entirely and partially sold, respectively, their participation in Unibanco in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco and Commerzbank reduced its interest. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

From the total number of Units sold, 1.7 billion were distributed to non-institutional and institutional investors in Brazil and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad, on over-the-counter market. The Units sold represent 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco's non-voting capital.

Exchange Offer

Unibanco and Unibanco Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares for Units. The Exchange Offer Auctions occurred on September 22 and October 30, 2003, when 15.6 billion and 1.25 billion of preferred shares, respectively, were exchanged for Units. After the Exchange Offer, there are still 2.9 billion of Unibanco preferred shares outstanding in the market (not in the form of Units) and representing 2% of Unibanco's total capital. Adding the two auctions, 83% of the Unibanco and Unibanco Holdings preferred shares, that could be exchanged, was exchanged for units.

From November 2003, the Conversion Program will be maintained during two years and up to December 31, 2003 16.8 billion of preferred Units were permuted, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units.

The float of Units in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than the third quarter of 2003 average daily volume. Units posted an 81% appreciation during 2003.

(h) Prior year adjustments

In 2002, the prior year adjustments are mainly related to certain adjustment from trading securities and derivative financial instruments. In 2003 the prior year adjustments are mainly related to change in accounting practice on swap contracts with customers, the results of which are being recognized in accordance with maturities of the operations without fair value adjustments on swap contracts and on the associated asset operations and/or funding in accordance with Circular 3150. Up to December 2002, also in accordance with the Brazilian Central Bank, the swap contracts were adjusted to their fair value.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Foreign branches' and subsidiary companies' exchange gains (1)	-	1,093,120	-	1,186,545
Monetary correction of restricted escrow deposits	4,283	11,196	4,811	13,051
Reversal of provision for fiscal contingencies and others	55,523	53,788	98,513	148,880
Dividends/retained earnings received from other investments, principally consortium	23,787	6,308	93,454	31,282
Participation in reserves and funds of Unibanco's retirement plan (Note 14 (a))	73,970	-	78,439	-
Monetary correction of income receivable	32,826	6,828	65,817	8,972
Exchange rate variation on other liabilities	16,995	-	16,995	-
Monetary correction of prepaid taxes	37,824	3,327	39,421	3,327
Other	64,886	64,410	123,153	94,426
Total	310,094	1,238,977	520,603	1,486,483
___________________
(1)

The amount of foreign branches’ and subsidiary companies’ exchange gains recorded in “Other operating income” in 2002 was increased by R$793,381, due to the reclassification of expenses with the partial hedge on investments abroad to “Derivative financial instruments” and “Deposits and securities sold”, for better comparison with 2003 figures.

(b) Other operating expenses

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Foreign branches' and subsidiary companies' exchange losses	609,882	-	631,195	-
Provision for labor and civil litigations	348,660	194,808	484,196	251,155
Amortization of goodwill on subsidiaries acquired	35,351	92,076	49,301	91,498
Expense related to checks and billing, net	49,182	51,903	49,240	51,903
Exchange rate variation on other liabilities	-	32,643	-	32,643
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	59,121	32,186	59,121	32,186
Other	146,194	91,175	339,743	171,334
Total	1,248,390	494,791	1,612,796	630,719

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco
	December 31, 2002	Recognition	Realization	December 31, 2003
Allowance for lending losses	628,820	278,937	518,777	388,980
Other provisions not currently deductible	314,689	262,052	276,406	300,335
Tax loss and negative basis of social contribution carry-forwards	255,320	1,673	-	256,993
Social contribution carry-forward (Provisional Measure 2158-35)	286,683	-	2,058	284,625
Subtotal	1,485,512	542,662	797,241	1,230,933
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	125,303	-	46,317	78,986
Net deferred tax assets	1,610,815	542,662	843,558	1,309,919
Total assets	1,610,815			1,309,919

	Unibanco
	December 31, 2001	Recognition	Realization	December 31, 2002
Allowance for lending losses	524,444	367,397	263,021	628,820
Other provisions not currently deductible	218,409	211,349	115,069	314,689
Tax loss and negative basis of social contribution carry-forward	-	255,320	-	255,320
Social contribution carry-forward (Provisional Measure 2158-35)	289,291	-	2,608	286,683
Subtotal	1,032,144	834,066	380,698	1,485,512
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	-	125,303	-	125,303
Net deferred tax assets	1,032,144	959,369	380,698	1,610,815
Total assets	1,032,144			1,610,815

	Unibanco Consolidated
	December 31, 2002	Recognition	Realization	December 31, 2003
Allowance for lending losses	780,081	406,229	640,872	545,438
Other provisions not currently deductible	682,823	413,067	443,823	652,067
Tax loss and negative basis of social contribution carry-forwards	658,438	80,213	34,464	704,187
Social contribution carry-forward (Provisional Measure 2158-35)	508,500	-	16,047	492,453
Subtotal	2,629,842	899,509	1,135,206	2,394,145
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	130,469	10,553	48,786	92,236
Deferred tax obligations	(45,512)	-	(19,481)	(26,031)
Net deferred tax assets	2,714,799	910,062	1,164,511	2,460,350
Total assets	2,760,311			2,486,381
Total liabilities	45,512			26,031

	Unibanco Consolidated
	December 31, 2001	Recognition	Realization	Balance of acquired companies	December 31, 2002
Allowance for lending losses	681,488	465,210	366,617	-	780,081
Other provisions not currently deductible	595,917	299,208	212,631	329	682,823
Tax loss and negative basis of social contribution carry-forward	345,581	339,595	29,387	2,649	658,438
Social contribution carry-forward (Provisional Measure 2158-35)	513,559	-	5,059	-	508,500
Subtotal	2,136,545	1,104,013	613,694	2,978	2,629,842
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	-	130,469	-	-	130,469
Deferred tax obligations	(74,766)	-	(29,254)	-	(45,512)
Net deferred tax assets	2,061,779	1,234,482	584,440	2,978	2,714,799
Total assets	2,068,123				2,760,311
Total liabilities	6,344				45,512

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes as of December 31, 2003 and 2002 was as follow:

Year	Unibanco				Unibanco Consolidated
	2003			2002	2003			2002
	Social contribution (Provisional Measure 2158-35)	Other	Total	Total	Social contribution (Provisional Measure 2158-35)	Other	Total	Total
2003	-	-	-	540,928	-	-	-	801,073
2004	-	300,190	300,190	425,644	11,378	554,597	565,975	651,166
2005	8,480	436,158	444,638	151,340	22,922	619,887	642,809	262,908
2006	14,819	80,468	95,287	102,738	32,720	243,641	276,361	206,910
2007	17,941	90,479	108,420	57,416	39,563	198,011	237,574	184,245
2008	30,083	39,013	69,096	64,485	54,585	124,419	179,004	159,309
2009 to 2013	213,302	-	213,302	142,961	305,886	116,456	422,342	344,003
2014 to 2017	-	-	-	-	25,399	44,681	70,080	20,228
Total	284,625	946,308	1,230,933	1,485,512	492,453	1,901,692	2,394,145	2,629,842

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,041,429 (2002 – R$1,227,549) in Unibanco and R$1,855,808 (2002 – R$2,061,332) in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Income before income tax and social contribution, net of profit sharing	1,316,377	551,107	1,690,179	927,676
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(447,568)	(187,376)	(574,661)	(315,410)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	96,483	627,978	(214,458)	412,333
Interest on capital paid or (received), net	121,687	(35,174)	161,822	23,046
Deferred tax credits of prior year	-	84,174	72,213	85,919
Permanent differences (net)	(34,633)	(30,346)	61,860	10,564
Income tax and social contribution for the year	(264,031)	459,256	(493,224)	216,452

18. Commitments and Guarantees

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Co-obligation and risks for guarantees provided	3,372,249	5,173,164	3,353,784	5,350,222
Assets under management (mainly mutual investment funds)	24,033,189	17,634,850	26,945,050	18,384,124
Lease commitments	48,348	83,473	48,348	83,473

19. Related-Party Transactions (Unibanco)

	2003	2002
Assets
Interbank investments	2,052,204	2,924,006
Marketable securities and derivative financial instruments	1,471,511	2,024,083
Interbank accounts	1,100	-
Lending operations	302,950	935,769
Other credits
. Income receivable
Dividends and interest on capital	129,272	200,406
. Sundry	389,600	39,956

Liabilities
Deposits	2,932,520	2,648,160
Securities sold under repurchase agreements	132,530	144,012
Resources from securities issued
. Securities abroad	69,661	195,299
Interbank accounts	33,322	16,820
Borrowings	212,087	310,151
Derivative financial instruments	96,898	317,660
Other liabilities
Negotiation and intermediation of securities	364	371
Subordinated debt	551	-
Sundry	158,621	714,361

Revenues
Lending operations	28,295	63,510
Marketable securities	663,883	437,131
Derivative financial instruments	356,870	(408,119)
Services rendered	146,305	84,085
Other operating income	3,959	-

Expenses
Deposits and securities sold	394,566	311,380
Foreign exchange transactions	12,385	-
Borrowings and onlendings	64	44,224
Other administrative expenses	43,534	30,649
Other operating expenses	2,996	2,865

The amounts shown above reflect operations between Unibanco and its subsidiary companies, and have been eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing at a large volume of credits requests, which requires specialized systems and process. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing loan portfolio are imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco
	2003		2002
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,818,721	3,823,431	3,812,932	3,811,720
Marketable securities	9,755,540	10,087,966	13,781,595	12,950,924
Lending operations	18,662,192	18,728,746	18,371,757	18,262,472
Derivatives, net	266,785	266,785	(363,458)	(363,458)

Liabilities
Interbank deposits	1,705,508	1,711,260	427,840	427,809
Time deposits	16,115,257	16,120,341	16,634,403	16,646,355
Mortgage notes	815,136	825,487	632,547	631,799
Resources from securities issued abroad	2,399,971	2,417,005	2,907,311	2,885,328
Subordinated debt	1,468,622	1,509,257	931,790	725,567
Other liabilities (Note 13 (b))	2,439,614	2,278,081	1,413,320	1,286,648
Treasury stocks	132,123	236,036	88,949	92,650

	Unibanco Consolidated
	2003		2002
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	2,197,301	2,202,011	1,933,962	1,932,733
Marketable securities	15,070,226	15,463,855	17,978,421	16,975,650
Lending operations	23,429,990	23,496,809	21,932,187	21,805,820
Derivatives, net	182,170	182,170	(66,150)	(66,150)

Liabilities
Interbank deposits	276,230	276,960	78,318	78,061
Time deposits	16,433,975	16,437,023	16,936,496	16,948,466
Mortgage notes	829,403	839,755	648,776	648,028
Resources from securities issued abroad	2,635,850	2,661,459	3,066,601	3,034,523
Subordinated debt	1,468,071	1,508,664	931,790	725,567
Other liabilities (Note 13 (b))	2,439,614	2,278,081	1,413,320	1,286,648
Treasury stocks	132,123	236,036	88,949	92,650

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the year, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the year for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at December 30, 2003 on the the São Paulo Stock Exchange.

(c) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, at December 31, are as follows:

	Unibanco
	2003		2002
	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1)
Futures contracts	10,750,563	10,750,563	2,615,748	2,615,748
Currencies	(522,041)	(522,041)	1,071,230	1,071,230
Interbank interest rate	11,518,788	11,518,788	3,684,283	3,684,283
Exchange coupon	(246,184)	(246,184)	(2,139,765)	(2,139,765)

Forward contracts	237,830	304,787	166,505	166,505
Currencies	121,952	188,972	166,503	166,503
Interbank interest rate	-	-	(9,980)	(9,980)
Fixed interest rate	115,878	115,815	9,982	9,982

Swap contracts	259,637	198,443	(578,543)	(363,458)
Currencies	(3,975,955)	(4,035,785)	(4,641,874)	(4,503,223)
Interbank interest rate	2,189,359	2,189,359	2,619,322	2,619,322
Fixed interest rate	721,514	729,991	222,682	287,004
Other	1,324,719	1,314,878	1,221,327	1,233,439

Swap contracts with daily reset	29,933	29,933	113	113
Currencies	2,286,364	2,286,364	16,400	16,400
Interbank interest rate	(2,256,431)	(2,256,431)	(16,287)	(16,287)

Option contracts
Purchased option	2,915	120	1,638	1,638
Purchase	2,885	108	1,638	1,638
Shares	-	-	1,638	1,638
Currencies	2,885	108	-	-
Sale	30	12	-	-
Interbank interest rate index	30	12	-	-
Sale option	6,375	102	-	-
Purchase	6,375	102	-	-
Currencies	6,375	102	-	-

	Unibanco Consolidated
	2003		2002
	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1)
Futures contracts	11,994,454	11,994,454	3,383,240	3,383,240
Currencies	(491,705)	(491,705)	1,158,665	1,158,665
Interbank interest rate	12,822,434	12,822,434	4,852,601	4,852,601
Exchange coupon	(336,275)	(336,275)	(2,628,026)	(2,628,026)

Forward contracts	235,971	302,927	166,168	166,168
Currencies	214,407	281,426	166,503	166,503
Interbank interest rate	-	-	178,107	178,107
Fixed interest rate	21,564	21,501	(178,442)	(178,442)

Swap contracts	180,374	115,688	(231,714)	(66,150)
Currencies	(2,449,899)	(2,510,694)	(3,013,191)	(2,924,699)
Interbank interest rate	1,435,887	1,435,887	2,380,825	2,380,825
Fixed interest rate	(160,104)	(154,396)	(820,538)	(755,578)
Other	1,354,490	1,344,891	1,221,190	1,233,302

Swap contracts with daily reset	30,499	30,499	134	134
Currencies	2,327,817	2,327,817	17,849	17,849
Interbank interest rate	(2,297,318)	(2,297,318)	(17,715)	(17,715)

Option contracts
Purchased option	2,915	120	1,638	1,638
Purchase	2,885	108	1,638	1,638
Shares	-	-	1,638	1,638
Currencies	2,885	108	-	-
Sale	30	12	-	-
Interbank interest rate index	30	12	-	-
Sale option	6,375	102	-	-
Purchase	6,375	102	-	-
Currencies	6,375	102	-	-
___________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, at December 31, 2003, amounted to R$241,000 due to purchase commitments and R$245,000 due to sale commitments.

On December 31, 2003, there were future operations of R$1,658,148 (2002 – R$598,943) in Unibanco and R$2,962,859 (2002 – R$1,021,106) in Unibanco Consolidated and swap contracts in the amount of R$2,019,929 in Unibanco and R$2,492,932 in Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the year, in the amount of R$95,399 (2002 – R$10,611) in Unibanco and R$125,741 (2002 – R$15,286) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedge’s as of December 31, 2003, were in accordance with the standards established by the Brazilian Central Bank.

On December 31, 2003, there were swap contracts in the amount of R$156,113 in Unibanco and R$156,113 (2002 – R$105,933) in Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$13,609, recorded as a credit in the income of the year and as a debt in “Marketable securities”, and in 2002, resulted in an adjustment of R$17,272, recorded as a credit in the income of the year and as a debt in “Interbank deposits”. The hedge’s as of December 31, 2003, were in accordance with the standards established by Brazilian Central Bank.

The operations shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap operations associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to the fair value.

(d) Notional at fair value distributed by trade location

Exposure at fair value	Unibanco			Unibanco Consolidated
	2003
	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	10,750,563	-	10,750,563	11,994,454	-	11,994,454
Forward contracts	-	304,787	304,787	-	302,927	302,927
Swap contracts	(193,643)	392,086	198,443	(194,701)	310,389	115,688
Swap contracts with daily reset	29,933	-	29,933	30,499	-	30,499
Option contracts
Purchased position	120	-	120	120	-	120
Sale position	102	-	102	102	-	102
___________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$694,799 in Unibanco and R$767,111 in Unibanco Consolidated and are represented by federal government securities.

(e) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco		Unibanco Consolidated
	2003	2002	2003	2002
Assets
Less than 3 months	159,818	64,580	110,223	96,151
Between 3 months and 1 year	275,213	68,894	215,630	83,496
Between 1 and 3 years	131,612	177,046	101,834	196,200
More than 3 years	7,529	24,199	7,529	24,199
Total	574,172	334,719	435,216	400,046

Liabilities
Less than 3 months	56,414	153,269	33,084	182,819
Between 3 months and 1 year	111,382	192,888	92,377	120,567
Between 1 and 3 years	96,591	317,443	84,585	135,965
More than 3 years	43,000	34,577	43,000	26,845
Total	307,387	698,177	253,046	466,196

The amounts of receivables under swap contracts are R$505,215 (2002 – R$334,719) in Unibanco and R$368,119 (2002 – R$400,046) in Unibanco Consolidated and of payables are R$306,772 (2002 – R$698,177) in Unibanco and R$252,431 (2002 – R$466,196) in Unibanco Consolidated. Option premiums received amount to R$120 in Unibanco and in Unibanco Consolidated and option premiums paid amount to R$102 in Unibanco and in Unibanco Consolidated. The amounts receivable under term contracts are R$68,837 in Unibanco and R$66,977 in Unibanco Consolidated and the amounts payables under forward contracts are R$513 in Unibanco and in Unibanco Consolidated.

(f) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

Exposure at fair value	Unibanco
	2003
	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	9,142,334	383,663	1,170,536	54,030	10,750,563
Forward contracts	(9,405)	(378,792)	22,387	670,597	304,787
Swap contracts	53,191	146,425	34,298	(35,471)	198,443
Swap contracts with daily reset	17,275	11,232	1,426	-	29,933
Option contracts
Purchased position	120	-	-	-	120
Sale position	102	-	-	-	102

Exposure at fair value	Unibanco Consolidated
	2003
	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	9,428,869	819,669	1,691,886	54,030	11,994,454
Forward contracts	(11,265)	(378,792)	22,387	670,597	302,927
Swap contracts	28,786	105,847	16,526	(35,471)	115,688
Swap contracts with daily reset	17,275	11,232	1,992	-	30,499
Option contracts
Purchased position	120	-	-	-	120
Sale position	102	-	-	-	102

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

21. Statements of Cash Flows

	Unibanco
	2003	2002
Operating activities
Net income	1,052,346	1,010,363
Fair value adjustment – Trading securities and derivative financial instruments	36,063	91,796
Provision for loan losses	674,077	955,033
Deferred taxes	242,391	(487,138)
Reversal of provision of foreclosed assets	(9,282)	(7,671)
Loss on sale of foreclosed assets and fixed assets	16,710	14,066
Amortization of goodwill on subsidiaries acquired	35,081	92,706
Equity in results of subsidiary and associated companies	(1,045,366)	(965,889)
Exchange loss (gain) on foreign investments	275,805	(494,429)
Loss on sale of investments	(1,035)	-
Provision for losses on investments	-	(3,358)
Depreciation and amortization	201,292	186,586
Changes in assets and liabilities
Decrease (increase) in interbank investments	4,817,278	(12,103,345)
Decrease (increase) in marketable securities and derivative financial instruments	3,642,462	(904,316)
Increase in Central Bank compulsory deposits	(43,866)	(2,395,854)
Net change in interbank and interdepartmental accounts	48,494	242,062
Increase in lending operations	(1,019,947)	(2,166,882)
Decrease in leasing operations	-	13
Net change in foreign exchange portfolio	(4,006)	(320,665)
Increase in other credits and other assets	(908,115)	(435,270)
Increase in other liabilities	969,413	3,023,955
Increase (decrease) in deferred income	(109)	1,805
Net cash provided by (used in) operating activities	8,979,686	(14,666,432)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	503,827	1,201,829
Proceeds from sale of foreclosed assets	44,812	47,527
Purchase of/capital increase in investments in subsidiary and associated companies	(58,919)	(179,728)
Proceeds from sale of/capital decrease in subsidiary and associated companies	-	40,430
Purchase of other investments	(2,991)	(18,544)
Proceeds from sale of other investments	3,034	30,161
Purchase of fixed assets	(54,089)	(70,672)
Proceeds from sale of fixed assets	10,235	34,180
Investment in deferred charges	(97,942)	(138,345)
Net cash provided by investing activities	347,967	946,838

Financing activities
Increase (decrease) in deposits	(269,903)	8,123,635
Increase (decrease) in securities sold under repurchase agreements	(6,448,271)	5,805,489
Increase (decrease) in resources from securities issued	(324,751)	(1,252,620)
Increase (decrease) in borrowings and onlendings	(2,086,914)	1,408,220
Purchase of own stocks	(43,174)	(2,181)
Dividends paid	(180,000)	(327,077)
Net cash provided by (used in) financing activities	(9,353,013)	13,755,466

Net increase (decrease) in cash and due from banks	(25,360)	35,872

Cash and due from banks at the beginning of the year	873,583	837,711
Cash and due from banks at the end of the year	848,223	873,583
Net increase (decrease) in cash and due from banks	(25,360)	35,872

	Unibanco Consolidated
	2003	2002
Operating activities
Net income	1,052,346	1,010,363
Fair value adjustment – Trading securities and derivative financial instruments	(153,725)	146,516
Provision for loan losses	1,454,952	1,837,344
Technical provisions for insurance, annuity products and retirement plans	1,465,492	835,250
Deferred taxes	233,245	(552,517)
Reversal of provision of foreclosed assets	(15,377)	3,694
Loss (gain) on sale of foreclosed assets and fixed assets	12,159	(12,942)
Amortization of goodwill on subsidiaries acquired	49,301	91,498
Equity in results of subsidiary and associated companies	(435)	12,408
Loss on sale of investments	774	-
Provision for losses on investments	(9)	(1,648)
Depreciation and amortization	351,327	330,075
Minority interest	144,609	133,765
Changes in assets and liabilities
Decrease (increase) in interbank investments	4,543,580	(10,806,734)
Decrease (increase) in marketable securities and derivative financial instruments	3,085,254	(3,087,129)
Increase in Central Bank compulsory deposits	(189,562)	(2,412,853)
Net change in interbank and interdepartmental accounts	(15,438)	108,432
Increase in lending operations	(3,058,004)	(2,421,613)
Decrease in leasing operations	35,989	232,091
Net change in foreign exchange portfolio	(13,541)	(311,502)
Increase in other credits and other assets	(1,359,574)	(1,308,296)
Increase in other liabilities	1,892,013	2,632,357
Increase in deferred income	14,199	11,614
Net cash provided by (used in) operating activities	9,529,575	(13,529,827)

Investing activities
Dividends and interest on capital received from associated companies	28,482	(21,422)
Proceeds from sale of foreclosed assets	100,213	171,613
Purchase of/capital increase in investments in subsidiary and associated companies	(4,276)	(34,186)
Goodwill on acquisition of subsidiary companies	10,715	(63,175)
Proceeds from sale of/ capital decrease in subsidiary and associated companies	5,367	11,799
Purchase of other investments	(30,353)	(74,665)
Proceeds from sale of other investments	18,687	85,180
Purchase of fixed assets	(206,534)	(244,965)
Proceeds from sale of fixed assets	83,863	266,307
Deferred charges	(144,769)	(191,844)
Minority interest	(24,333)	(454,730)
Net cash used in investing activities	(162,938)	(550,088)

Financing activities
Increase (decrease) in deposits	(631,398)	7,056,206
Increase (decrease) in securities sold under repurchase agreements	(6,622,078)	5,718,860
Increase (decrease) in resources from securities issued	(250,124)	418,303
Increase (decrease) in borrowings and onlendings	(1,634,905)	1,312,983
Purchase of own stocks	(43,174)	(2,181)
Dividends paid	(180,145)	(339,007)
Net cash provided by (used in) financing activities	(9,361,824)	14,165,164

Net increase in cash and due from banks	4,813	85,249

Cash and due from banks at the beginning of the year	1,078,488	993,239
Cash and due from banks at the end of the year	1,083,301	1,078,488
Net increase in cash and due from banks	4,813	85,249

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the main Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include mainly the accounts of the foreign branches (Unibanco Grand Cayman and Nassau and Dibens - Grand Cayman); banks (Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman)); and brokers (Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA)):

Combined balance sheet	2003	2002
Assets
Current and long-term assets	13,217,254	14,626,819
Cash and due from banks	198,569	181,201
Interbank investments	1,734,314	1,502,764
Marketable securities	7,076,972	9,155,487
Interbank accounts	231,044	92,457
Lending and leasing operations	3,259,453	3,460,246
Other credits and other assets	716,902	234,664
Permanent assets	73,134	84,084
Total	13,290,388	14,710,903

Liabilities
Current and long-term liabilities	10,847,928	11,153,373
Deposits	1,910,155	1,888,468
Securities sold under repurchase agreements	731,714	896,981
Resources from securities issued	2,298,662	2,566,254
Interbank accounts	4,073	9,013
Borrowings and onlending in Brazil – Governmental agencies	2,059,950	3,526,668
Derivative financial instruments	35,761	3,622
Other liabilities	3,807,613	2,262,367
Deferred income	9,328	7,618
Minority interest	4	-
Stockholders' equity	2,433,128	3,549,912
Total	13,290,388	14,710,903

Combined statement of income	2003	2002
Revenue from financial intermediation	1,321,620	1,351,543
Expenses on financial intermediation	(375,681)	(482,028)
Provision for lending, leasing and other credit losses	(117,987)	(73,495)
Salaries, benefits, training and social security and other administrative expenses	(69,939)	(72,474)
Other operating income (expenses)	(18,692)	(65,316)
Non-operating income, net	2,534	(2,265)
Profit sharing	(12)	(547)
Net income for the year	741,843	655,418

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Balance sheet	2003	2002
Assets
Current and long-term assets	5,672,097	4,431,284
Cash and due from banks	11,864	4,123
Marketable securities	4,824,881	3,603,866
Other credits and other assets	835,352	823,295
Permanent assets	272,957	246,290
Total	5,945,054	4,677,574

Liabilities
Current and long-term liabilities	4,482,309	3,428,741
Other liabilities	590,968	661,523
Technical provisions for insurance and retirement plans	3,891,341	2,767,218
Stockholders' equity	1,462,745	1,248,833
Total	5,945,054	4,677,574

Statement of income	2003	2002
Revenue from financial intermediation	883,197	648,101
Reversal of lending, leasing and other credit losses	2,176	575
Insurance and retirement plans premiums	2,577,340	1,918,522
Changes in technical provision for insurance and retirement plans	(1,172,500)	(647,347)
Insurance claims	(818,843)	(748,946)
Private retirement plans benefits expenses	(477,869)	(385,436)
Salaries, benefits, training and social security and other administrative expenses	(248,677)	(212,049)
Other operating income (expenses)	(408,272)	(298,166)
Non-operating income, net	14,169	62,142
Income tax and social contribution	(90,618)	(75,794)
Profit sharing	(16,750)	(13,983)
Net income for the year	243,353	247,619

(c) Credit card companies, including the jointly controlled companies as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet	2003	2002
Assets
Current and long-term assets	4,412,809	3,210,572
Cash and due from banks	36,616	7,419
Interbank investments	15,250	56,520
Marketable securities	607,312	796,678
Interbank and interdepartmental accounts	15,440	765
Lending operations	1,863,555	1,634,692
Deferred tax and prepaid taxes (Note 9-a (9))	669,940	295,592
Other credits and other assets	1,204,696	418,906
Permanent assets	266,482	334,427
Total	4,679,291	3,544,999

Liabilities
Current and long-term liabilities	3,592,847	3,097,684
Deposits	298,115	914,813
Borrowings	263,112	132,678
Resources from securities issued	588,534	364,166
Interbank and interdepartmental accounts	365	93
Derivative financial instruments	33,957	906
Taxes, social securities and provision for litigation (Note 9-a (9))	683,996	317,115
Other liabilities	1,724,768	1,367,913
Stockholders' equity	1,086,444	447,315
Total	4,679,291	3,544,999

Combined statement of income	2003	2002
Revenue from financial intermediation	1,231,533	1,288,902
Expenses on financial intermediation	(131,362)	(333,220)
Provision for lending, leasing and other credit losses	(347,096)	(343,994)
Services rendered	738,626	767,022
Salaries, benefits, training and social security and other administrative expenses	(591,076)	(497,059)
Other operating income (expenses)	(447,856)	(381,662)
Non-operating income, net	6,456	12,692
Income tax and social contribution	(133,908)	(158,385)
Profit sharing	(23,855)	(18,074)
Net income for the year	301,462	336,222

(d) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet	2003	2002
Assets
Current and long-term assets	2,006,865	1,946,729
Cash and due from banks	4,488	4,747
Interbank investments	36,743	31,700
Marketable securities	54,847	222,178
Interbank and interdepartmental accounts	10,367	13,907
Lending operations	1,531,925	1,348,927
Other credits and other assets	368,495	325,270
Permanent assets	131,857	141,851
Total	2,138,722	2,088,580

Liabilities
Current and long-term liabilities	1,676,522	1,776,683
Deposits	1,112,468	1,304,776
Securities sold under repurchase agreements	783	-
Borrowings	11,933	60,354
Derivative financial instruments	7,498	15,697
Other liabilities	543,840	395,856
Stockholders' equity	462,200	311,897
Total	2,138,722	2,088,580

Combined statement of income	2003	2002
Revenue from financial intermediation	1,279,188	1,222,616
Expenses on financial intermediation	(279,333)	(310,026)
Provision for lending, leasing and other credit losses	(413,657)	(544,462)
Salaries, benefits, training and social security and other administrative expenses	(476,913)	(472,447)
Other operating income (expenses)	72,358	152,876
Non-operating income, net	(126)	(2,069)
Income tax and social contribution	(13,153)	28,731
Profit sharing	(11,375)	(8,152)
Net income for the year	156,989	67,067

23. Other Information

(a) Assets leased to third parties, in the amount of R$877,502 (2002 – R$1,146,787), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$510,893 (2002 – R$896,711) and the residual value received in advance from these lessees amounts to R$431,953 (2002 – R$671,176), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2003, the insurance coverage on properties and other assets in use totaled R$507,629 (2002 – R$598,937) in Unibanco and R$1,061,005 (2002 – R$1,213,369) in Unibanco Consolidated.

(c) In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito, Financiamento e Investimento S.A. for a purchase price of approximately R$47 million. The consolidated financial statements does not include the operations of this company since the transaction is subject to the approval of the competent authorities and the conclusion of the due diligence process.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers